Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

DATED AS OF NOVEMBER 5, 2021

AMONG

INDUSTRIAL LOGISTICS PROPERTIES TRUST,

MAPLE DELAWARE MERGER SUB LLC

AND

MONMOUTH REAL ESTATE INVESTMENT CORPORATION

i

ii

iii

This AGREEMENT AND PLAN OF MERGER, dated as of November 5, 2021 (this “Agreement”), is by and among Industrial Logistics Properties Trust, a Maryland real estate investment trust (“Parent”), Maple Delaware Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), and Monmouth Real Estate Investment Corporation, a Maryland corporation (the “Company” and, together with Parent and Merger Sub, each a “party” and collectively, the “parties”).

RECITALS

WHEREAS, the parties wish to effect a business combination in which the Company will be merged with and into Merger Sub (the “Merger”), with Merger Sub being the surviving entity, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”);

WHEREAS, the Board of Directors of the Company has (a) unanimously approved this Agreement, the Merger and the other transactions contemplated by this Agreement, (b) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable, and in the best interests of, the Company and its stockholders, (c) duly and validly authorized the execution and delivery of this Agreement by the Company, (d) directed that the Merger be submitted for consideration at the Company Stockholders Meeting (as defined herein), and (e) subject to Section 6.3, resolved to recommend approval of the Merger by the stockholders of the Company and to include such recommendation in the Proxy Statement (as defined herein);

WHEREAS, the Board of Trustees of Parent has (a) approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (b) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable, and in the best interests of, Parent and its shareholders; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain stockholders of the Company are entering into support agreements with Parent and Merger Sub (the “Support Agreements”), pursuant to which such stockholders have agreed, in their capacity as stockholders of the Company, on the terms and subject to the conditions set forth therein, to, among other things, vote all of their Company Common Shares in favor of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I
THE MERGER; CERTAIN RELATED MATTERS

Section 1.1          The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the MGCL and the DLLCA, at the Effective Time, the Company shall be merged with and into Merger Sub. As a result of the Merger, the separate corporate existence of the Company will cease and Merger Sub will continue as the surviving entity of the Merger under the DLLCA (the “Surviving Entity”).

Section 1.2          Closing; Effective Time.

(a)          The closing of the Merger (the “Closing”) will take place remotely by electronic exchange of documents and signatures at 8:00 a.m., New York City time, on the fifth Business Day after the day on which the last of the conditions set forth in Article VII to be satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Closing, but the Closing shall be subject to the satisfaction or, to the extent permitted by Law, waiver of those conditions) shall be satisfied or waived in accordance with this Agreement (the “Condition Satisfaction Date”), unless another time, date or place is agreed to in writing by the parties; provided, that Parent shall have the right (i) by providing written notice to the Company no later than the Condition Satisfaction Date, to extend the Closing Date once to a date no later than 90 days after the date of this Agreement (the “Extended Closing Date”) and (ii) by providing at least three (3) Business Days written notice to the Company at any time after the Condition Satisfaction Date, to accelerate the then-scheduled Closing Date to a date specified by Parent in such written notice (which date, for the avoidance of doubt, may not be later than the Extended Closing Date). The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

(b)          Subject to the provisions of this Agreement, as soon as practicable on the Closing Date the parties shall (i) file (A) with the State Department of Assessments and Taxation of Maryland (the “SDAT”) articles of merger with respect to the Merger (the “Articles of Merger”) and (B) with the Secretary of State of the State of Delaware (the “DE SOS”) a certificate of merger with respect to the Merger (the “Certificate of Merger”), in each case, executed in accordance with, and in such form as is required by, the relevant provisions of the MGCL and the DLLCA and (ii) make any other filings, recordings or publications required to be made by the parties under the MGCL and the DLLCA in connection with the Merger.  The Merger shall become effective at such time as the Articles of Merger are accepted for record by the SDAT and the Certificate of Merger is accepted for record by the DE SOS, or at such later date or time as may be agreed by the parties hereto and specified in the Articles of Merger and the Certificate of Merger (the time at which the Merger becomes effective is hereinafter referred to as the “Effective Time”).

Section 1.3          General Effects of the Merger.  The Merger shall have the effects set forth in the applicable provisions of the MGCL, the DLLCA and this Agreement. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Entity and all debts, liabilities and obligations of the Company and Merger Sub shall become the debts, liabilities and obligations of the Surviving Entity.

Section 1.4          Certificate of Formation; Limited Liability Company Agreement.  At the Effective Time, the certificate of formation of Merger Sub shall, by virtue of the Merger, be the certificate of formation of the Surviving Entity following the Effective Time until thereafter amended in accordance with its terms and applicable Law, except that references to Merger Sub’s name shall be replaced by references to a name to be determined by Parent prior to the Closing.  At the Effective Time, the limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the limited liability company agreement of the Surviving Entity and shall continue to be the limited liability company agreement of the Surviving Entity following the Effective Time until thereafter amended in accordance with the Constituent Documents of the Surviving Entity and applicable Law, except that references to Merger Sub’s name shall be replaced by references to a name to be determined by Parent prior to the Closing. This Section 1.4 shall be subject to the obligations of Parent and the Surviving Entity under Section 6.8.

Section 1.5          Managers and Officers of the Surviving Entity.  As of the Effective Time, any managers of Merger Sub, at the Effective Time, shall be the managers of the Surviving Entity until their successors have been duly elected and qualified or until their earlier death, resignation or removal in accordance with the Constituent Documents of the Surviving Entity. As of the Effective Time, the officers of Merger Sub, at the Effective Time, shall, from and after the Effective Time, be the officers of the Surviving Entity until their successors have been duly appointed and qualified or until their earlier death, resignation or removal in accordance with the Constituent Documents of the Surviving Entity.

Section 1.6          Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a)          The limited liability company interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding as the limited liability company interests of the Surviving Entity.

(b)          Each share of common stock, par value $0.01 per share, of the Company (such shares, collectively, the “Company Common Stock”, and each, a “Company Common Share”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled or converted pursuant to Section 1.6(d)) shall be converted into the right to receive twenty one dollars ($21.00) in cash, without interest (the “Merger Consideration”), subject to any applicable withholding Tax specified in Section 2.2.

(c)          All of the Company Common Shares (other than any Company Common Shares to be canceled pursuant to Section 1.6(d)) shall be canceled and shall cease to exist, and each holder of a certificate theretofore representing any Company Common Shares (each, a “Common Certificate”) or non-certificated Company Common Shares represented by book-entry (“Common Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.1(c), without interest (subject to any applicable withholding Tax specified in Section 2.2).

(d)          Each Company Common Share or Company Preferred Share owned by the Company, Parent or Merger Sub, in each case immediately prior to the Effective Time, shall automatically be canceled and retired and cease to exist as of the Effective Time and no consideration shall be paid in exchange therefor.

(e)          Each share of 6.125% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Company (such shares, collectively, the “Company Preferred Stock”, and each, a “Company Preferred Share”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Preferred Stock Consideration and shall be canceled and cease to exist.

(f)          Each holder of a certificate theretofore representing any Company Preferred Shares (each, a “Preferred Certificate” and, together with the Common Certificates, the “Certificates”) or non-certificated Company Preferred Shares represented by book-entry (“Preferred Book-Entry Shares” and, together with the Common Book-Entry Shares, “Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the Preferred Stock Consideration upon surrender of such Preferred Certificates or Preferred Book-Entry Shares in accordance with Section 2.1(c), without interest (subject to any applicable withholding Tax specified in Section 2.2).

Section 1.7          Treatment of Options and Restricted Stock Awards.

(a)          At the Effective Time:

(i)          each Option outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be canceled and the holder thereof shall be entitled to receive, within ten (10) Business Days after the Effective Time, in full satisfaction of the rights of such holder with respect thereto, an amount in cash, without interest, equal to the product of (A) the aggregate number of Company Common Shares subject to such Option, multiplied by (B) the excess, if any, of the Merger Consideration over the applicable exercise price per Company Common Share under such Option (subject to any applicable withholding Tax as provided in Section 2.2); provided, however, that, each Option that is outstanding and unexercised as of immediately prior to the Effective Time and that has a per share exercise price for Company Common Shares subject to such Option that equals or exceeds the Merger Consideration shall be canceled without any cash or other consideration being paid or provided in respect thereof; and

(ii)          each Restricted Stock Award outstanding as of immediately prior to the Effective Time shall be canceled and the holder thereof shall then become entitled to receive within ten (10) Business Days after the Effective Time, in full satisfaction of the rights of such holder with respect thereto, an amount in cash, without interest and subject to any applicable withholding Tax as provided in Section 2.2, equal to the sum of (A) the product of (x) the number of Company Common Shares subject to such Restricted Stock Award and (y) the Merger Consideration and (B) any accumulated and unpaid dividends with respect to such Restricted Stock Award.

(b)        The parties agree that, following the Effective Time, no holder of an Option or a Restricted Stock Award or participant in any Incentive Plan or employee benefit arrangement of the Company or under any employment agreement shall have any right hereunder to acquire any equity interest (including any “phantom” stock or stock appreciation rights) in the Company, any of the Company Subsidiaries or the Surviving Entity.

(c)        As soon as reasonably practicable following the date of this Agreement and in any event prior to the Effective Time, the Company Board (or, if appropriate, any committee of the Company Board administering Incentive Plans) shall adopt such resolutions as are necessary or appropriate for the treatment of the Options and Restricted Stock Awards as provided in this Section 1.7.

Section 1.8          Certain Adjustments.  If, between the date of this Agreement and the Effective Time, the Company Common Stock or Company Preferred Stock is changed into a different number of shares or a different class by reason of any reclassification, recapitalization, reorganization, combination or exchange of shares, stock split, reverse stock split or a stock dividend or dividend payable in any other securities or any similar transaction or any transaction having the effect of any of the foregoing, the Merger Consideration and/or the Preferred Stock Consideration, as applicable, shall be appropriately and proportionately adjusted, without duplication, to provide to the holders of Company Common Stock and Company Preferred Stock and the holders of Options and Restricted Stock Awards, to the extent permitted without adverse tax consequences under Section 409A of the Code, the same economic effect as contemplated by this Agreement prior to such action and as so adjusted shall, from and after the date of such event, be the Merger Consideration and/or Preferred Stock Consideration, as applicable; provided, that nothing in this Section 1.8 shall be deemed to permit or authorize the Company to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

Section 1.9          Appraisal Rights.  No dissenters’ rights, appraisal rights or rights of objecting stockholders shall be available with respect to the Merger or to the other transactions contemplated by this Agreement, including any remedy under Sections 3-201 et seq. of the MGCL.

Section 1.10          Tax Treatment.  The parties intend that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), (a) the Merger will be treated as a taxable sale by the Company of all of the Company’s assets to Parent, in exchange for the Aggregate Merger Consideration (and any other applicable amounts) and the assumption of all of the Company’s liabilities, immediately followed by the distribution of the Aggregate Merger Consideration (and any other applicable amounts) by the Company to the holders of equity interests in the Company in liquidation of the Company pursuant to Revenue Ruling 69-6, 1969-1 C.B. 104, Section 331(a) of the Code and Section 562(b)(1) of the Code, and (b) this Agreement constitutes, and is hereby adopted as,  a “plan of liquidation” of the Company for U.S. federal income tax purposes pursuant to which the distribution (or deemed distribution) of the Aggregate Merger Consideration (and any other applicable amounts) to the holders of equity interests in the Company in complete liquidation of the Company is effectuated.

ARTICLE II
PAYMENT AND EXCHANGE OF CERTIFICATES; WITHHOLDING

Section 2.1          Payment and Exchange of Certificates.

(a)          Following the date of this Agreement and in any event not less than five (5) Business Days prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for purposes of, among other things, paying the Merger Consideration and the Preferred Stock Consideration.  At or prior to the Effective Time, Parent shall deposit with the Paying Agent, for the benefit of the holders of Certificates and Book-Entry Shares, cash in an amount sufficient to pay the aggregate Merger Consideration to which all holders of Company Common Shares become entitled pursuant to Section 1.6(b) and to pay the aggregate Preferred Stock Consideration to which all holders of shares of Company Preferred Stock become entitled pursuant to Section 1.6(e) (the “Aggregate

Merger Consideration”). The Aggregate Merger Consideration and any proceeds thereof are hereinafter referred to as the “Payment Fund.”

(b)          The Paying Agent shall invest the cash included in the Payment Fund as directed in writing by Parent in (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for payment of all principal and interest and/or (iii) commercial paper obligations rated A-1 or P1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or a combination of the foregoing or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 and, in any such case, no such instrument shall have a maturity exceeding three months. Any interest and other income resulting from such investments shall be paid to Parent and shall be income of Parent. If for any reason (including losses) the cash in the Payment Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder, Parent shall promptly deposit cash into the Payment Fund in an amount sufficient to fully satisfy such cash payment obligations.

(c)          Promptly, and in any event no later than three (3) Business Days, following the Effective Time, Parent shall cause the Paying Agent to provide to each Person that is a holder of record of Certificates or Book-Entry Shares as of the Effective Time (other than Certificates or Book-Entry Shares representing Company Common Shares or Company Preferred Shares to be canceled pursuant to Section 1.6(d)) notice advising such holders of the effectiveness of the Merger, which notice shall include:  (i) appropriate transmittal materials (including a customary letter of transmittal) specifying that delivery shall be effected, and risk of loss and title to the applicable Certificates or Book-Entry Shares shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 2.1(e)) or the surrender of such Book-Entry Shares to the Paying Agent (which is deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other evidence reasonably acceptable to Parent or the Paying Agent, if any, of such surrender), as applicable; and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 2.1(e)) or the Book-Entry Shares to the Paying Agent in exchange for the Merger Consideration or the Preferred Stock Consideration, as applicable, that such holder is entitled to receive as a result of the Merger. All such materials contemplated by this Section 2.1(c) shall be consistent with the terms of this Agreement and shall otherwise be in form and substance reasonably acceptable to the Company.

(d)          Upon surrender to the Paying Agent of (i) Company Common Shares or Company Preferred Shares that are represented by Certificates, by physical surrender of such Certificate (or affidavits of loss in lieu of the Certificates, as provided in Section 2.1(e)) together with the above-described letter of transmittal, duly completed and validly executed, and such other documents as may be reasonably required by the Paying Agent in accordance with the terms of the materials and instructions provided by the Paying Agent and (ii) Company Common Shares or Company Preferred Shares that are Book-Entry Shares, by book-receipt of an “agent’s message” by the Paying Agent in connection with the surrender of such Book-Entry Shares (or such other evidence, if any, of surrender with respect to such Book-Entry Shares), in each case, pursuant to such materials and instructions as contemplated by Section 2.1(c), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the

Paying Agent to pay and deliver as promptly as reasonably practicable to such holders, the Merger Consideration payable in respect of such Company Common Shares pursuant to Section 1.6(b) or the Preferred Stock Consideration payable in respect of such Company Preferred Shares pursuant to Section 1.6(e), as applicable, and the Certificate or Book-Entry Share so surrendered shall forthwith be canceled. If delivery of the Merger Consideration or the Preferred Stock Consideration is to be made to a Person holding a Certificate other than the Person in whose name a surrendered Certificate is registered, it shall be a condition of delivery that the Certificate so surrendered must be properly endorsed or otherwise be in proper form for transfer, and the Person who surrenders the Certificate must provide funds for payment of any transfer or other Taxes required by reason of delivery of the Merger Consideration or the Preferred Stock Consideration to a Person other than the registered holder of the surrendered Certificate or establish to the reasonable satisfaction of the Surviving Entity and the Paying Agent that all Taxes have been paid or are not applicable.

(e)          If a Certificate or a certificate representing Company Preferred Shares has been lost, stolen or destroyed, Parent and the Surviving Entity will cause the Paying Agent to accept an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed instead of the Certificate; provided that the Surviving Entity may require the Person to whom any Merger Consideration or Preferred Stock Consideration is paid, as a condition precedent to the payment thereof, to give the Surviving Entity a bond in such reasonable amount as it may direct or otherwise indemnify the Surviving Entity in a manner reasonably satisfactory to the Surviving Entity against any claim that may be made against the Surviving Entity or the Paying Agent with respect to the Certificate claimed to have been lost, stolen or destroyed.

(f)          On or promptly after the Effective Time (but in any event not later than the later of (i) the first payroll date after the Effective Time or (ii) three (3) Business Days after the Effective Time), Parent and/or the Surviving Entity shall pay through their payroll systems (or deliver through an alternative method) the cash payments described in Section 1.7(a) to the holders of Options and Restricted Stock Awards; provided, however, that in the case of any amounts that constitute non-qualified deferred compensation under Section 409A of the Code, Parent and/or the Surviving Entity shall pay such amounts in a manner and at the earliest possible time that will not trigger a tax or penalty under Section 409A of the Code.

(g)          At any time which is more than one (1) year after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it or its designee any portion of the Payment Fund that had been deposited with the Paying Agent and has not been disbursed in accordance with this Article II (including interest and other income received by the Paying Agent in respect of the funds made available to it), and after the Payment Fund has been delivered to Parent or its designee, Persons entitled to payment in accordance with this Article II shall be entitled to look solely to Parent (subject to abandoned property, escheat or similar Laws) for payment of the Merger Consideration or the Preferred Stock Consideration upon surrender of the Certificates or Book-Entry Shares held by them, without any interest thereon. Any portion of the Payment Fund deposited with the Paying Agent remaining unclaimed by holders of Company Common Shares five (5) years after the Effective Time shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto. None of the Surviving Entity, Parent, Merger Sub, any of their respective Affiliates or the Paying Agent will be liable to any Person entitled to payment under this Article II for any consideration which is delivered to Parent in accordance with the immediately preceding sentence or to a public official or Governmental Entity pursuant to any abandoned property, escheat or similar Law.

(h)          From and after the Effective Time, the Surviving Entity shall not record on the stock transfer books of the Company or the Surviving Entity any transfers of shares of Company Common Stock or Company Preferred Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares are presented for transfer, they shall be canceled and exchanged for the Merger Consideration or the Preferred Stock Consideration in respect of the Company Common Shares or Company Preferred Stock, as applicable, represented thereby.

Section 2.2          Withholding Rights.  Each Person making any payment pursuant to this Agreement shall be entitled to deduct and withhold from any amounts otherwise payable to any other Person hereunder such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state or local Law or the Laws of any other domestic or foreign jurisdiction. To the extent that amounts are so deducted and withheld and paid to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (x) as disclosed (I) in the Company SEC Documents filed with or furnished to the SEC after January 1, 2019, and publicly available prior to the date of this Agreement, or (II) in the draft of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021 that has been provided to Parent on or prior to the date of this Agreement (including any financial statements or schedules included or incorporated by reference therein but excluding any general disclosures under the headings “Risk Factors” or “Forward-Looking Statements” (or other similar headings) of such filings, or any other statements that are similarly cautionary, predictive or forward-looking in nature, in each case, other than any specific factual information contained therein); or (y) as set forth in the disclosure letter delivered by the Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as set forth in this Article III.

Section 3.1          Corporate Existence and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland.  The Company has all requisite power and authority, including through Permits or otherwise, to own, lease and operate its properties and assets and to carry on its business as being conducted on the date of this Agreement, except to the extent that any failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is required, except for any jurisdictions where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of the Constituent Documents of the Company and each of its Significant

Subsidiaries as in effect on the date of this Agreement, such Constituent Documents are in full force and effect and none of the Company or its Significant Subsidiaries is in material violation of any provision of its respective Constituent Documents.

Section 3.2          Corporate Authorization.

(a)          The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions to which it is a party contemplated hereby subject, in the case of consummating the Merger, to obtaining the affirmative vote of the holders of two-thirds of all the issued and outstanding shares of Company Common Stock entitled to vote at the Company Stockholders Meeting in favor of the approval and adoption of the Merger and this Agreement as contemplated by Section 6.2  (the “Requisite Stockholder Vote”). The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions to which it is a party contemplated hereby have been duly and validly authorized and approved by the Company Board, and no other corporate action on the part of the Company is necessary to authorize this Agreement or to consummate the transactions to which it is a party contemplated hereby, except that consummation of the Merger is subject to approval of the Merger by the Requisite Stockholder Vote, and to the effectiveness of the Articles of Merger with the SDAT pursuant to the MGCL and the effectiveness of the Certificate of Merger with the DE SOS pursuant to the DLLCA.

(b)          The Company Board, at a meeting duly called and held and at which a quorum of directors was present, has unanimously (i) approved and declared it advisable and in the best interests of the Company to enter into this Agreement providing for the Merger, upon the terms and subject to the conditions set forth herein, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions to which it is a party contemplated hereby, upon the terms and subject to the conditions set forth herein and (iii) resolved, subject to Section 6.3, to recommend approval of the Merger by the holders of the Company Common Stock (such recommendation, the “Company Board Recommendation”) and that approval of the Merger be submitted for consideration at the Company Stockholders Meeting.

(c)          This Agreement has been duly executed and delivered by the Company and, assuming due power and authority of, and due execution and delivery by, the other parties, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability is subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law) (together, the “Bankruptcy and Equity Exception”).  The Requisite Stockholder Vote is the only vote of the holders of any class or series of capital stock of the Company necessary to approve this Agreement or approve the Merger or other transactions to which the Company is a party contemplated hereby.

Section 3.3          Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions to which it is a party contemplated hereby require at or prior to the Closing no consent or approval by, notice to or filing with any Governmental Entity, other than (a) the filing of the Articles of Merger with the SDAT, the Certificate of Merger with the DE SOS and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable federal or state securities Laws or “blue sky” Laws in connection with this Agreement, (c) compliance with any applicable requirements of the NYSE in connection with this Agreement, (d) those consents, approvals, notices or filings as may be required as a result of the business or identity of Parent or any of its Affiliates, and (e) any other consents, approvals, notices or filings the failure of which to be obtained or made has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

Section 3.4          Non-Contravention.  The execution, delivery and performance by the Company of this Agreement do not, and the consummation of the transactions to which it is a party contemplated hereby will not, (a) violate or conflict with or result in any breach of any provision of the Constituent Documents of the Company or any of the Company Subsidiaries, (b) assuming receipt of the Requisite Stockholder Vote and compliance with the matters referred to in Section 3.3 and Section 4.3 (and assuming the accuracy and completeness of Section 4.3), violate or conflict with any provision of any applicable Law, Order or Company Permit, (c) violate or conflict with or result in any breach or constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of the Company Subsidiaries is entitled, or require consent by any Person, under any Contract or (d) result in the creation or imposition of any Lien on any asset of the Company or any of the Company Subsidiaries, except in the case of clause (b), (c) or (d), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5          Capitalization.

(a)          The authorized capital stock of the Company consists of (i) three hundred million (300,000,000) shares of Company Common Stock, par value $0.01 per share, (ii) twenty-six million six hundred thousand (26,600,000) shares of Company Preferred Stock, par value $0.01 per share, and (iii) two hundred million (200,000,000) shares of excess stock, par value $0.01 per share (“Excess Stock”). As of the close of business on November 4, 2021 (the “Company Capitalization Date”), (A) 98,339,416 Company Common Shares were issued and outstanding (inclusive of a total of 25,804 unvested Company Common Shares issued pursuant to Restricted Stock Awards), (B) 21,985,616 Company Preferred Shares were issued and outstanding and (C) no shares of Excess Stock were issued and outstanding. As of the Company Capitalization Date, (1) Options to purchase an aggregate of 884,978 Company Common Shares (754,978 of which were exercisable) were issued and outstanding, and (2) 1,153,826 Company Common Shares were reserved and available for issuance pursuant to the Incentive Plans. All outstanding shares of capital stock of the Company have been, and all Company Common Shares that may be issued pursuant to any Incentive Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are (or, in the case of Company Common Shares that have not yet been issued, will be) fully paid and nonassessable, and were not (or, in the case of Company Common Shares that have not yet been issued, will not be) issued in violation of the

Constituent Documents of the Company. From the Company Capitalization Date to the execution of this Agreement, the Company has not issued any Options, Restricted Stock Awards or other Company Securities, except for the issuance of Company Common Shares pursuant to the exercise of Options outstanding as of the Company Capitalization Date in accordance with their terms.

(b)          Except as set forth in Section 3.5(a), as of the Company Capitalization Date, there are no outstanding (i) shares of capital stock or other equity securities of the Company, (ii) securities of the Company convertible into or exercisable or exchangeable for shares of capital stock or other equity securities of the Company or (iii) options, restricted stock units, restricted stock, stock appreciation rights, phantom equity, or other equity or equity-based rights or other rights to acquire from the Company, or other obligations of the Company to issue or pay cash valued by reference to, any capital stock, other equity securities or securities convertible into or exercisable or exchangeable for capital stock or other equity securities of the Company (the items in clauses (i), (ii), and (iii) being referred to collectively as the “Company Securities”). There are no binding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.  No Company Subsidiary or controlled Affiliate of the Company owns any Company Common Shares or Company Preferred Shares. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matter on which holders of Company Common Shares may vote (whether together with such holders of Company Common Shares or as a separate class).

(c)          Except for the Support Agreements and any proxies solicited by the Company with respect to the Company Stockholders Meeting, neither the Company nor any Company Subsidiary is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any Company Securities or which restrict the transfer of any such shares, that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or that would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

(d)          All dividends or other distributions on the Company Common Shares and Company Preferred Shares that have been authorized or declared prior to the date of this Agreement have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(e)          The Company Board has adopted resolutions and taken such other actions as may be required to suspend the Company DRIP as of or prior to the date of this Agreement.

Section 3.6          Company Subsidiaries.

(a)          Section 3.6 of the Company Disclosure Schedule lists, as of the date of this Agreement, each of the Company’s Subsidiaries (each, a “Company Subsidiary” and collectively, the “Company Subsidiaries”), its jurisdiction of incorporation, formation or domicile, and whether such Company Subsidiary is (i) a “qualified REIT subsidiary”

within the meaning of Section 856(i)(2) of the Code (each, a “Qualified REIT Subsidiary”), (ii) a “taxable REIT subsidiary” within the meaning of Section 856(1) of the Code (each, a “Taxable REIT Subsidiary”), (iii) an entity taxable as a corporation under the Code that is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary, (iv) an entity that is disregarded as an entity separate from its owner under Treasury Regulations Section 301.7701-3 or (v) an entity taxable as a partnership under Subchapter K of the Code.

(b)          All of the outstanding capital stock of, or other equity securities or ownership interests in, each of the Company Subsidiaries is owned by the Company, directly or indirectly, free and clear of any Lien and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity securities or ownership interests (other than restrictions under the Securities Act and the Exchange Act). All outstanding shares of capital stock or other equity securities or ownership interests of each Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and were not issued in violation of the Constituent Documents of such Company Subsidiary.

(c)          There are no outstanding (i) securities of the Company or any Company Subsidiary convertible into or exercisable or exchangeable for shares of capital stock or other equity securities or ownership interests in any Company Subsidiary or (ii) options, restricted stock units, restricted stock, stock appreciation rights, phantom equity, or other equity or equity-based rights or other rights to acquire from the Company or any Company Subsidiary, or other obligation of the Company or any Company Subsidiary to issue, any capital stock or other equity securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other equity securities or ownership interests in, any Company Subsidiary (the items in clauses (i) and (ii) being referred to collectively as the “Company Subsidiary Securities”). There are no binding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Subsidiary Securities.

(d)          Each of the Company Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as being conducted on the date of this Agreement, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each of the Company Subsidiaries is duly qualified, authorized or licensed to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification, authorization or licensing necessary, except to the extent that any failure to be so qualified, authorized or licensed would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement, neither the Company nor any Company Subsidiary is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any Company Subsidiary Securities or which restrict the transfer of any such shares.

Section 3.7          Company SEC Filings, etc.

(a)         The Company has timely filed or furnished all reports, schedules, forms, registration statements and other documents required to be filed by the Company with the SEC since January 1, 2018, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) (together with any documents furnished during such period by the Company to the SEC on a voluntary basis on Current Reports on Form 8-K and any reports, schedules, forms, registration statements and other documents filed or furnished with the SEC subsequent to the date hereof, collectively, the “Company SEC Documents”). Each of the Company SEC Documents, as they may have been amended prior to the date of this Agreement, complied (and each Company SEC Document filed subsequent to the date hereof will comply) in all material respects with, to the extent in effect at the time of filing or furnishing, the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (including, in each case, any rules and regulations promulgated thereunder) applicable to such Company SEC Document, and none of the Company SEC Documents when filed or furnished or, if amended prior to the date of this Agreement, as of the date of such amendment, contained, or with respect to Company SEC Documents filed subsequent to the date hereof, will contain, any untrue statement of a material fact or omitted, or with respect to Company SEC Documents filed subsequent to the date hereof, will omit, to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC or the staff of the SEC with respect to any of the Company SEC Documents. None of the Company Subsidiaries are required to file any forms, reports, registrations, statements or other documents with the SEC.

(b)        Except with respect to the requirement to hold an annual meeting of stockholders during 2021, the Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(c)          The Company maintains a system of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company (i) maintains disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of the Company as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based upon the most recent (prior to the date of this Agreement) evaluation by the chief executive officer and chief financial officer of the Company of the Company’s internal control over financial reporting, to its auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the

Company’s internal control over financial reporting. The Company has made available to Parent copies of any such material disclosure made by management to the Company’s independent auditors and the audit committee of the Company Board since January 1, 2019.  Since January 1, 2020, no complaints from any source alleging a material violation of accounting procedures, internal accounting controls or auditing matters, including from employees of the Company or any Company Subsidiary, regarding questionable accounting, auditing or legal compliance matters have, to the knowledge of the Company, been received by the Company, except for any of the foregoing which has no reasonable basis.  There has been no change in the Company’s internal control over financial reporting that has occurred since January 1, 2020, that has materially and adversely affected, or is reasonably likely to materially and adversely affect, the Company’s internal control over financial reporting.

(d)          Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company SEC Documents.

Section 3.8          Company Financial Statements.  Each of the consolidated balance sheets (including all related notes thereto) of the Company included in the Company SEC Documents (if amended, as of the date of the last such amendment filed prior to the date of this Agreement) fairly present in all material respects the consolidated financial position of the Company and the consolidated Company Subsidiaries, as at the respective dates thereof, and each of the consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity and cash flows of the Company and the Company Subsidiaries included in or incorporated by reference in the Company SEC Documents (if amended, as of the date of the last such amendment filed prior to the date of this Agreement) fairly present in all material respects the consolidated results of their operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments that, individually or in the aggregate, are not material to the Company and the Company Subsidiaries, taken as a whole, and to the absence of footnotes not required by GAAP to be included in the unaudited statements), in each case, in accordance with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.9          Information Supplied.  The Proxy Statement will not, at the date it is filed with the SEC, at the date it is first mailed to the stockholders of the Company, at the time of the Company Stockholders Meeting, or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, in each case, no representation or warranty is made by the Company with respect to statements made therein based on information supplied by or on behalf of Parent or Merger Sub specifically for inclusion in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

Section 3.10          Absence of Certain Changes or Events.  Since December 31, 2020, there has not been any event, change, circumstance or effect that has had or is reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.11          No Undisclosed Material Liabilities.  There are no liabilities or obligations of the Company or any of the Company Subsidiaries of any nature, whether accrued, contingent, absolute, determined, determinable or otherwise, in each case, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company, other than:  (a) liabilities or obligations reflected or reserved against in the Company’s consolidated balance sheet as of June 30, 2021, included in the Company SEC Documents or in the notes thereto; (b) liabilities or obligations that were incurred since June 30, 2021, in the ordinary course of business; (c) liabilities or obligations which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and (d) liabilities or obligations arising or incurred in connection with the transactions contemplated hereby or the transactions contemplated by the Prior Merger Agreement.  Notwithstanding clause (d) above, (i) the Prior Merger Agreement has been validly terminated, (ii) the Company has satisfied its expense reimbursement obligations under the Prior Merger Agreement and (iii) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will require the Company, Parent or Merger Sub to make any payments under or pursuant to the Prior Merger Agreement.

Section 3.12          Compliance with Laws.

(a)          Since January 1, 2019, the business and operations of the Company and the Company Subsidiaries have been conducted in compliance with all applicable Laws, except where the failure to so conduct such business and operations would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)          The Company and the Company Subsidiaries have all Permits required to carry on their business as conducted on the date of this Agreement (the “Company Permits”), except for any Permits the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All of the Company Permits are valid and in full force and effect in accordance with their terms and, to the knowledge of the Company, there is no Action to which the Company or any Company Subsidiary is subject before a Governmental Entity that is pending or threatened that would reasonably be expected to result in the revocation, failure to renew or suspension of, or placement of a restriction on, any such Company Permits, except where the failure to be in full force and effect in accordance with their terms, revocation, failure to renew, suspension or restriction would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and the Company Subsidiaries are, and each of their respective businesses as being conducted is, and since January 1, 2019, has been conducted, in compliance in all respects with such Company Permits and the Company and the Company Subsidiaries have fulfilled and performed all of their obligations in all respects with respect thereto, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)          There is, and since January 1, 2019 has been, no Action to which the Company or any Company Subsidiary is subject before any Governmental Entity pending or, to the knowledge of the Company, threatened regarding whether the Company or any of the Company Subsidiaries has violated any applicable Laws, nor any investigation by any Governmental Entity pending or, to the knowledge of the Company, threatened with respect to possible violations of any applicable Laws, except for Actions relating to violations or possible violations which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.13        Litigation.  As of the date of this Agreement, there is, and since January 1, 2019 has been, no Action pending against, or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries, any present or former officer, director or employee of the Company or any Company Subsidiary, in their capacities as such, or any of the Company Properties before any Governmental Entity (other than insurance claims litigation or arbitration) or any Order outstanding against the Company or any Company Subsidiary, except in each case for those that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, there is no Action to which the Company or any Company Subsidiary is a party pending, or to the knowledge of the Company, threatened, or any Order outstanding against the Company or any Company Subsidiaries, in each case that would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

Section 3.14          Insurance Matters.  Section 3.14 of the Company Disclosure Schedule sets forth a true and complete list of all material insurance policies held by, or for the benefit of, the Company and the Company Subsidiaries as of the date of this Agreement. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) all insurance policies maintained by the Company and the Company Subsidiaries are in full force and effect, (b) all premiums due and payable thereon have been paid, (c) the Company and the Company Subsidiaries are in compliance in all material respects with the terms of such insurance policies, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action, and no event has occurred that, with or without notice or the lapse of time or both, would constitute a material breach or default, or permit termination or modification of, any such insurance policies, and (d) no written notice of cancellation or termination has been received by the Company or any Company Subsidiary with respect to any such insurance policy other than in connection with ordinary course renewals. There is, and since January 1, 2019, has been no material claim by the Company or any Company Subsidiary pending under any such insurance policies that has been denied or disputed by the insurer and would, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.15          Properties.

(a)          Section 3.15(a) of the Company Disclosure Schedule sets forth a true and complete list of each real property owned, leased or subleased (including under a ground lease or sublease) by the Company or any Company Subsidiary as of the date hereof, together with the applicable Company or Company Subsidiary owning, leasing or subleasing such property (each, a “Company Property” and, collectively, the “Company Properties”).  Except as would not reasonably be material to the Company and the Company Subsidiaries, taken as a whole, the Company or a

Company Subsidiary, as applicable, has good, marketable and insurable indefeasible fee simple title or valid leasehold interest in and to the respective Company Properties, free and clear of Liens, except for Permitted Liens. The Company has made available to Parent true and complete copies of each material lease and sublease (including each material ground lease and sublease) for the Company Properties under which the Company or a Company Subsidiary is a tenant or subtenant, including all material guaranties and amendments thereto.

(b)          Section 3.15(b) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each material lease, sublease and other agreement (including each material ground lease and sublease of which the Company or any Company Subsidiary is either the lessor or lessee thereunder) pursuant to which the Company or any Company Subsidiary leases, subleases or otherwise permits the use and/or occupancy of any Company Property or any portion thereof by either the Company, any Company Subsidiary or a third party (each, a “Facility Lease”). Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, each Facility Lease is valid, binding and in full force and effect and, subject to the Bankruptcy and Equity Exception, enforceable by the Company or the applicable Company Subsidiary party thereto. The Company has made available to Parent true and complete copies of each Facility Lease, including all material guaranties and amendments thereto.

(c)          Except as set forth in the Facility Leases, none of the Company Properties is subject to any option, right of first refusal or other contractual right (pursuant to a Facility Lease or otherwise) to sell, dispose of, lease or sublease, directly or indirectly, all or any portion thereof or any direct or indirect interest therein to any Person (other than pursuant to this Agreement).

(d)          Section 3.15(d) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each material Contract (including any letter of intent, option or forward purchase Contract), together with the Company or Company Subsidiary, as applicable, party thereto, to (i) sell, transfer, assign or otherwise dispose of any Company Property; or (ii) purchase or otherwise acquire any real property (or direct or indirect interest therein) that would, upon consummation of such purchase or acquisition, constitute a Company Property (each, a “Property Transfer Contract”).  The Company has made available to Parent true and complete copies of each Property Transfer Contract.

(e)          Section 3.15(e) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each material Contract for the provision by a third party to the Company, any Company Subsidiary and/or any Company Property of (i) property management or similar services (each, a “Property Management Contract”) and (ii) development, construction or similar services (each, a “Development Contract”).  The Company has made available to Parent true and complete copies of each Property Management Contract and each Development Contract (including all amendments thereto).

(f)          Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary has received written notice of any uncured violation of any Law affecting any portion of any of the Company Properties issued by any Governmental Entity; (ii) neither the Company nor any Company Subsidiary has received written notice to the effect that there is any (A) condemnation or rezoning proceeding (or similar proceeding in the nature of eminent domain) that is pending or, to the knowledge of the Company, threatened with respect to any of the Company Properties, (B) zoning, building or similar Law that is or will be violated by the current maintenance, operation or use of any of the Company Properties or any portion thereof or (C) any unrepaired casualty damage to any Company Property that is the obligation of the Company or a Company Subsidiary to repair; (iii) as of the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice under any PILOT or similar agreement claiming that (A) the Company or any Company Subsidiary is in default of any obligations thereunder or (B) any tax abatements shall no longer be applicable to Company Property; (iv) as of the date of this Agreement, the payments required under the Facility Leases are being collected under such Facility Leases without offset, counterclaim or deduction; (v) as of the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice from any tenant under a Facility Lease claiming the Company or the applicable Company Subsidiary is in default in its obligations as the landlord under a Facility Lease, or from any fee owner under any lease claiming the Company or the applicable Company Subsidiary is in default in its obligations as the tenant under such lease; and (vi) to the knowledge of the Company, there exists no default by any tenant under any Facility Lease or by any fee owner under any lease.

(g)          The Company has not received written notice of, nor does the Company have any knowledge of, any latent defects or adverse physical conditions affecting any of the Company Properties or any portion thereof, except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(h)          Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and the Company Subsidiaries, taken as a whole, (i) the Company and the Company Subsidiaries have good title to, or a valid and enforceable leasehold interest in, all personal assets owned, used or held for use by them and (ii) neither the Company’s nor the Company Subsidiaries’ ownership of any such personal property is subject to any Liens, other than Permitted Liens.

(i)          Except as would not reasonably be material to the Company and the Company Subsidiaries, taken as a whole, there are no brokerage commissions or finders’ fees payable by the Company or any Company Subsidiary with respect to any Facility Lease. Section 3.15(i) of the Company Disclosure Schedule sets forth all outstanding obligations of the Company or any Company Subsidiary for brokerage commissions with respect to any Facility Lease.

Section 3.16          Opinions of Financial Advisors.  The Company Board has received an opinion from J.P. Morgan Securities LLC, dated as of November 4, 2021 and addressed to the Company Board, to the effect that, as of the date thereof and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders of Company Common Shares in the Merger is fair, from a financial point of view, to such holders. The Company Board has received an opinion from CSCA Capital Advisors, LLC (together with J.P. Morgan Securities LLC, the “Company Financial Advisors”), dated as of November 4, 2021 and addressed to the Company Board, to the effect that, as of the date thereof and based upon and subject to the limitations, qualifications and assumptions set forth therein, the

Merger Consideration to be received by the holders of Company Common Shares in the Merger is fair, from a financial point of view.

Section 3.17          Taxes.

(a)          The Company and each Company Subsidiary has timely filed with the appropriate Governmental Entity all U.S. federal and state income and other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns are true, complete and correct in all material respects. The Company and each Company Subsidiary has timely paid (or had timely paid on their behalf), or made adequate provisions in accordance with GAAP for, all material amounts of Taxes required to be paid by them, whether or not shown on any Tax Return. True and complete copies of all United States federal income Tax Returns that have been filed with the IRS by the Company and each Company Subsidiary with respect to each taxable year ending on or after September 30, 2017 have been made available to Parent or its Representatives. Neither the Company nor any Company Subsidiary has received any written notice from any Governmental Entity in any jurisdiction where the Company or such Company Subsidiary does not file Tax Returns that the Company or such Company Subsidiary is or may be subject to Tax by such jurisdiction, which notice or claim has not yet been resolved.

(b)          The Company (i) for all taxable years commencing with the taxable year ended September 30, 2014, through its taxable year ended September 30, 2021, has been organized and operated in conformity with the requirements to qualify for taxation as a REIT under the Code, and has satisfied all requirements to qualify, and has qualified, as a REIT for each such year, (ii) has operated since October 1, 2021, and will operate in a manner to enable the Company to continue to meet the requirements for qualification for taxation as a REIT through and including the Company’s final taxable year concluding with (and inclusive of) the Effective Time (assuming the Closing of the Merger occurs in accordance with the terms of this Agreement), and (iii) has not taken any action that would, or omitted to take any action the omission of which would, reasonably be expected to result in the Company’s failure to qualify as a REIT and, to the knowledge of the Company, no challenge to the Company’s status as a REIT is pending or threatened.

(c)           (i) There are no audits, investigations by any Governmental Entity or other proceedings pending or threatened in writing with regard to any material amount of Taxes or material Tax Returns of the Company or any Company Subsidiary; (ii) no deficiency for any material amount of Taxes of the Company or any Company Subsidiary has been claimed, proposed or assessed, in each case, in writing by any Governmental Entity, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith; (iii) neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither the Company nor any Company Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return, other than automatic extensions; and (v) neither the Company nor any Company Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d)          Other than with respect to Taxable REIT Subsidiaries, each Company Subsidiary has been, since it became a Company Subsidiary, treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation whose separate existence is respected for United States federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for United States federal income tax purposes under Section 7704(a) of the Code.

(e)          Neither the Company nor any Company Subsidiary holds any asset the disposition of which would be subject to (or rules similar to) Sections 337(d) or 1374 of the Code (including through application of Treasury Regulation Section 1.337(d)-7) nor has it disposed of any such asset during its current taxable year.

(f)          Since their respective inceptions, (i) neither the Company nor any Company Subsidiary has incurred any material liability for Taxes under Sections 856(c)(7), 856(g)(5)(C), 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6), 857(b)(7), 857(f), 860(c) or 4981 of the Code, or Treasury Regulations Sections 1.337(d)-5, 1.337(d)-6, or 1.337(d)-7, and (ii) the Company has not, and none of the Company Subsidiaries have, incurred any material liability for Tax other than (A) in the ordinary course of business, or (B) transfer or similar Taxes arising in connection with sales of property.

(g)          Neither the Company nor any Company Subsidiary (other than a Taxable REIT Subsidiary or any subsidiary of a Taxable REIT Subsidiary) has engaged at any time in any “prohibited transaction” within the meaning of Section 857(b)(6) of the Code or engaged in any transaction that would give rise to “redetermined rents”, “redetermined deductions”, “excess interest” or “redetermined TRS service income” as each is described in Section 857(b)(7) of the Code.

(h)          The Company and the Company Subsidiaries (i) have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 1472, 1473, 1474, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws), (ii) have duly and timely withheld and, in each case, have paid over to the appropriate Taxing Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws, and (iii) have in all material respects complied with all material reporting requirements (including maintenance of required records with respect thereto) with respect to such payments.

(i)          There are no Company Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), and, as of the date of this Agreement, no person has raised in writing, or to the knowledge of the Company threatened to raise, a material claim against the Company or any Company Subsidiary (x) for any breach of any Company Tax Protection Agreements or (y) that the Merger could give rise to a material liability of the Company or a Company Subsidiary under any Company Tax Protection Agreement. As used herein, “Company Tax Protection Agreements” means any written agreement to which the Company or any Company Subsidiary is a party pursuant to which: (i) any liability to holders of interests in a Company

Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (ii) in connection with the deferral of income Taxes of a holder of interests in a Company Subsidiary Partnership, the Company or any Company Subsidiary has agreed to (A) maintain a minimum level of debt, continue to maintain a particular debt, provide rights to guarantee or otherwise assume economic risk of loss with respect to debt, or allocate a minimum level of debt to a particular partner or partners or  (B) retain or not dispose of assets or dispose of assets in a particular manner; or (iii) any Person is required to be given the opportunity to guaranty, indemnify or assume debt of such Company Subsidiary Partnership or any direct or indirect subsidiary of such Company Subsidiary Partnership (or to maintain any such guaranty, indemnification or assumption), or is, pursuant to such required opportunity, so guaranteeing or indemnifying or has so assumed, such debt. As used herein, “Company Subsidiary Partnership” means a Company Subsidiary that is treated as a partnership for United States federal income tax purposes.

(j)          There are no material Tax Liens upon any property or assets of the Company or any Company Subsidiary except Permitted Liens.

(k)          There are no Tax allocation or sharing agreements or similar arrangements (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes or any such agreement between or among solely the Company and the Company Subsidiaries) with respect to or involving the Company or any Company Subsidiary, and after the Closing Date neither the Company nor any Company Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any material liability thereunder for amounts due in respect of periods prior to the Closing Date.

(l)          Neither the Company nor any Company Subsidiary has requested or received any private letter ruling or other similar written ruling of a Governmental Entity or entered into any written agreement with a Governmental Entity with respect to any material Taxes, and neither the Company nor any Company Subsidiary is subject to any such private letter ruling or other similar written ruling of a Governmental Entity.

(m)          Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor by Contract (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes) or otherwise.

(n)          Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(o)          Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code or Treasury Regulation 1.337(d)-7(f)(2)), or a member of a “separate affiliated group” of a “distributing corporation” or a “controlled corporation” (all within the meaning of Sections 355 or 356 of the Code), since December 7, 2015.

(p)          No written power of attorney that has been granted by the Company or any Company Subsidiary (other than to the Company or a Company Subsidiary) currently is in force with respect to any matter relating to material Taxes.

(q)          The Company does not own a direct or indirect interest in any entity that is treated as a REIT for U.S. federal (and applicable state and local) income tax purposes.

(r)          The Company does not have any earnings and profits attributable to any non-REIT year of the Company or any other corporation within the meaning of Section 857 of the Code and the Treasury Regulations thereunder.

(s)          The Company’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year, taking into account any dividends subject to Sections 857(b)(9) or 858 of the Code, has not been less than the sum of (i) the Company’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (ii) the Company’s net capital gain for such year.

(t)          The aggregate basis of the assets of the Company and the Company Subsidiaries (other than Taxable REIT Subsidiaries) exceeds the amount of the liabilities of the Company and the Company Subsidiaries (other than Taxable REIT Subsidiaries), by not less than $350 million, all as determined for United States federal income tax purposes.

Section 3.18          Employee Benefit Plans and Related Matters; ERISA.

(a)          Section 3.18(a) of the Company Disclosure Schedule sets forth a true and complete list of the material Company Benefit Plans, including all Company Benefit Plans subject to ERISA. With respect to each Company Benefit Plan, the Company has made available to Parent a true and complete copy of such Company Benefit Plan (with any amendments), if written, or a description of the material terms of such Company Benefit Plan if not written, and to the extent applicable, (i) all trust agreements, insurance contracts or other funding arrangements, (ii) the most recent actuarial and trust reports for both ERISA funding and financial statement purposes, (iii) the most recent Form 5500 with all attachments required to have been filed with the IRS or the Department of Labor and all schedules thereto, (iv) the most recent IRS determination or opinion letter and (v) all current summary plan descriptions.

(b)          Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS that the Company Benefit Plan is so qualified, or an advisory or opinion letter that the form of such plan document satisfies the requirements to be so qualified, and, to the knowledge of the Company, there are no existing circumstances or any events that would reasonably be expected to adversely affect the qualified status of any such plan. Each Company Benefit Plan has been established, maintained, funded, administered and operated in all material respects with its terms and with applicable Law, including ERISA and the Code. All contributions required to be made to any Company Benefit Plan (or related trusts) by applicable Law or by any plan document or other Contract have been timely made or paid in full or, to the extent not required to be made or paid on or before the Effective Time, have been fully reflected on the books and records of the Company, except in each case as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company and the Company Subsidiaries, taken as a whole.

(c)          None of the Company, any of the Company Subsidiaries or any of their respective ERISA Affiliates (i) contributes to, sponsors or maintains, or has any current or contingent liability (including as an ERISA Affiliate) or (ii) has in the past six (6) years sponsored, maintained, contributed to or had, or has any liability that remains unsatisfied in respect of any, (A) “multiemployer plan” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA, (B) “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is or was subject to Section 412 of the Code or Section 302 or Title IV of ERISA or (C) plan, program, Contract, policy, arrangement or agreement that provides for post-retirement, or post-termination health, life insurance or other welfare type benefits (other than pursuant to Section 601 of ERISA and Section 4980B of the Code (COBRA) or similar state law for which the covered Person pays the full premium cost of coverage), except with respect to a contractual obligation to reimburse any premiums such Person may pay in order to obtain health coverage under COBRA or other similar state law.  Except as provided in Section 3.18(c) of the Company Disclosure Schedule, no Company Benefit Plan is (i) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (ii) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA).

(d)          There are no Actions pending, or to the knowledge of the Company, threatened in writing with respect to any of the Company Benefit Plans by any employee or otherwise involving any such plan or the assets of any such plan (other than routine claims for benefits), except in each case as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company and the Company Subsidiaries, taken as a whole.

(e)          Except (i) as provided in Section 1.7 with respect to the Options and the Restricted Stock Awards or (ii) as set forth in Section 3.18(e) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or together with any other event) (A) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any compensation or benefit to any current or former employee, officer, trustee, director or other service provider of the Company or any of the Company Subsidiaries or result in the forgiveness of any such individual’s Indebtedness, (B) result in an obligation to fund compensation or benefits under any Company Benefit Plan or limit or restrict the right to merge, amend, terminate any Company Benefit Plan or (C) result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (within the meaning of Section 280G of the Code).

(f)          No Company Benefit Plan provides for, and neither the Company nor any Company Subsidiaries have an obligation to provide, any gross up, reimbursement or indemnification for taxes or any related interest or penalties incurred under Code Sections 4999 or 409A.

Section 3.19          Employees; Labor Matters.

(a)          Neither the Company nor any of the Company Subsidiaries is a party to, bound by or, as of the date of this Agreement, engaged in ongoing negotiations with respect to any collective bargaining agreement or other similar Contract, arrangement or understanding with any labor union or labor organization, and, as of the date hereof, there are no labor unions or other organizations representing, or, to the knowledge of the Company, purporting to represent or attempting to represent, any employees of the Company or any of the Company Subsidiaries in their capacity as such.

(b)          Since January 1, 2019, there has not occurred or, to the knowledge of the Company, been threatened any strike, slowdown, work stoppage, concerted refusal to work overtime, lockout, or other material labor dispute against or affecting the Company or any of the Company Subsidiaries or, to the knowledge of the Company, any union organizing campaign or activity with respect to any employees of the Company or any of the Company Subsidiaries, in each case, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  There are no, and since January 1, 2019, have been no, labor grievances, labor arbitrations, unfair labor practice charges or other labor-related litigation, and there is, and since January 1, 2019, has been, no representation petition pending or, to the knowledge of the Company, threatened in writing with respect to any employee of the Company or any of the Company Subsidiaries, in each case, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)          The Company and the Company Subsidiaries are, and since January 1, 2019, have been in compliance with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, occupational health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees under the Fair Labor Standards Act and any applicable state or local Laws), immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), harassment, discrimination or retaliation, whistleblowing, disability rights or benefits, equal opportunity, child labor, plant closures and layoffs, employee trainings and notices, workers’ compensation, labor relations, employee leave issues, COVID-19, affirmative action and unemployment insurance, except where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)          The Company has provided to Parent, with respect to each officer or employee of the Company or any of the Company Subsidiaries, a good faith estimate (based on the assumptions stated therein) of the aggregate amount of payments that, if such officer or employee were terminated without “Cause” by the Company or any Company Subsidiary immediately after the Effective Time in accordance with Section 6.6, the Company or any Company Subsidiary would be obligated to make to such officer or employee upon his or her termination of employment (excluding, for the avoidance of doubt, any payments relating to Options or Restricted Stock Awards of such officer or employee).

Section 3.20          Environmental Matters.

(a)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries are, and since January 1, 2019, have been, in compliance with all Environmental Laws, which has included obtaining, maintaining and complying with all Company Permits required thereunder; (ii) neither the Company nor any of the Company Subsidiaries has received any written notice, demand, request for information, citation, summons or order from, and no complaint has been filed, no penalty has been assessed, and no investigation, action, claim, suit or proceeding is pending or, to the knowledge of the Company, is threatened in writing by any Governmental Entity or other Person with respect to or arising out of any applicable Environmental Law; (iii) to the knowledge of the Company, no Release of, contamination by, or exposure of any Person to any Hazardous Substance exists or has occurred at, on, above, under or from any Company Property or any other location that is reasonably likely to result in any material cost, liability or obligation of the Company or any Company Subsidiary under any applicable Environmental Law; (iv) other than pursuant to Contracts entered into in the ordinary course of business, neither the Company nor any of the Company Subsidiaries has agreed to indemnify or hold harmless any other Person for any violation of Environmental Law or any liability concerning Hazardous Substances; and (v) no real property currently owned, leased or operated by the Company or any of the Company Subsidiaries is listed on the National Priorities List or the Superfund Enterprise Management System maintained by the U.S. Environmental Protection Agency under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 or any similar state list or cleanup program.

(b)          The Company has furnished to Parent all environmental audits, assessments and reports and other material environmental, health or safety documents completed after January 1, 2018 and prior to the date hereof that are in its possession relating to the Company’s or Company Subsidiaries’ past or current properties, facilities or operations.

Section 3.21          Intellectual Property.

(a)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and the Company Subsidiaries own, or license or otherwise possess sufficient rights to use, all Intellectual Property used in or material to the respective businesses of the Company and each of the Company Subsidiaries as conducted on the date of this Agreement and (ii) all patents and all registrations for trademarks, service marks and copyrights owned by the Company or the Company Subsidiaries are valid and subsisting.

(b)          Since January 1, 2019, (i) there have not been any claims pending or, to the knowledge of the Company, threatened in writing by or against any Person (A) alleging that any of the Company or the Company Subsidiaries or their respective businesses as conducted on the date of this Agreement infringes, misappropriates, or otherwise violates the Intellectual Property of any Person; (B) alleging that any Person infringes, misappropriates, or otherwise violates any Intellectual Property owned or purported to be owned by the Company or any of the Company Subsidiaries; or (C) contesting the validity, use, ownership, enforceability or registrability of any Intellectual Property owned or purported to be owned by the Company or any of the Company Subsidiaries; (ii) the Company and the Company Subsidiaries have not infringed, misappropriated or otherwise violated, and the operation of the business of the Company and the Company Subsidiaries does not infringe, misappropriate or otherwise violate, any Intellectual Property of any Person; and (iii) to the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating the Intellectual Property owned or purported to be owned by the Company or any of the Company Subsidiaries, in each case of clauses (i) through (iii) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)          Since January 1, 2019, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has experienced any material compromise to the security, confidentiality, integrity or availability of computers, computing hardware, platforms, software, software services, firmware, systems, middleware, network, computer or operating systems, information technology devices, servers, facilities, workstations, routers, hubs, switches, data websites, communications lines, file servers, printers or any other information technology infrastructure, equipment or systems owned, leased or controlled by the Company or any Company Subsidiary.

Section 3.22          Material Contracts.

(a)          Section 3.22(a) of the Company Disclosure Schedule sets forth a true and complete list of each Contract (and any amendments, supplements and modifications thereto), other than any Company Benefit Plan, to which the Company or any of the Company Subsidiaries is a party as of the date of this Agreement, or by which the Company, any of the Company Subsidiaries or any of their respective properties or assets is bound as of the date of this Agreement (all Contracts described in clauses (i) through (x) of this Section 3.22(a), the “Material Contracts”), which:

(i)        is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K promulgated by the SEC;

(ii)          is required to be disclosed pursuant to Item 404 of Regulation S-K of the Exchange Act and has not been so disclosed prior to the date hereof;

(iii)        to the extent material to the business of the Company and the Company Subsidiaries, taken as a whole, relates to the management of any Company Property or portion thereof which is not terminable on ninety (90) days’ notice or less without liability for any penalty or other payment;

(iv)        contains covenants of the Company or any of the Company Subsidiaries not to compete or engage in any line of business or compete with any Person in any geographic area, in each case, in a manner that is material to the Company and the Company Subsidiaries, taken as a whole;

(v)          (A) provides for a partnership or joint venture or a material strategic alliance, collaboration, co-promotion, co-marketing or similar arrangement (including any tenancy-in-common arrangement or understanding) between the Company or any Company Subsidiary and a third party, or (B) to the extent material to the business of the Company and the Company Subsidiaries, taken as a whole, involves a sharing of the Company’s, the Company Subsidiaries’ or any other Person’s revenues, profits, losses, costs or liabilities with any other Person (other than the Company or any of the Company Subsidiaries);

(vi)          provides for the pending purchase or sale, option to purchase or sell, right of first refusal, right of first offer or other right to purchase, sell, dispose of, or ground lease

(by merger, by purchase or sale of assets or stock, by lease or otherwise), or that limits or purports to limit the ability of the Company or any of the Company Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of, (A) any real property (including any Company Property or any portion thereof) or (B) any other material asset of the Company or any Company Subsidiary with a fair market value or purchase price greater than $20,000,000;

(vii)          contains continuing material obligations of the Company or a Company Subsidiary involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of real property, assets, capital stock or other equity interests, including any “earn-out” provisions or other contingent payment obligations that would reasonably be expected to result in any material payment obligation by the Company or any of the Company Subsidiaries after the date of this Agreement;

(viii)          relates to any Indebtedness for borrowed money in excess of $1,000,000 (provided, that Section 3.22(a) of the Company Disclosure Schedule sets forth only (A) the principal Contract relating to any such Indebtedness or (B) in the case of a mortgage, the applicable Company Property encumbered by such mortgage, the outstanding principal amount of such mortgage as of November 4, 2021, and whether such mortgage is subject to any “lock-out” or similar provision as of September 28, 2021);

(ix)          provides for any swap, forward, futures, warrant, option or other derivative or hedging transaction, including any interest rate cap, interest rate collar, interest rate swap or other similar Contract or agreement; or

(x)          provides for (A) annual aggregate payments or other consideration to the Company or any of the Company Subsidiaries of more than $1,000,000 or (B) annual aggregate payments or other consideration by the Company or any of the Company Subsidiaries of more than $2,500,000.

(b)          The Company has made available to Parent a true and complete copy of each Material Contract.  Each Material Contract is a valid and binding obligation of the Company or the Company Subsidiaries party thereto and, to the knowledge of the Company, each other party thereto, in full force and effect and enforceable in accordance with its terms, except (i) as such enforceability is subject to the Bankruptcy and Equity Exception, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (ii) for any such Material Contract that is in effect on the date hereof but will expire in accordance with its terms prior to the Closing Date. Neither the Company nor any of the Company Subsidiaries nor, to the knowledge of the Company, any other party is in breach of or in default under any Material Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would result in a material violation or material breach of, or give the Company, a Company Subsidiary or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity of performance of, or to cancel or terminate or modify, any Material Contract, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Since January 1, 2021 through the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received written notice of any actual or alleged material breach of any Material Contract.

Section 3.23          Brokers and Finders’ Fees.  Except for the Company Financial Advisors, there is no investment banker, broker, finder or other similar intermediary that has been retained by or is authorized to act on behalf of the Company or any of the Company Subsidiaries who is entitled to any fee or commission from the Company or any of the Company Subsidiaries in connection with the transactions contemplated hereby.

Section 3.24          Takeover Statutes. No “fair price”, “moratorium”, “business combination,” “control share acquisition” or other similar anti-takeover Laws (including the restrictions on business combinations with an interested stockholder contained in Subtitle 6 of Title 3 of the MGCL and the restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL) (each, a “Takeover Statute”) or any anti-takeover provision in the Constituent Documents of the Company are applicable to the Merger or the other transactions contemplated by this Agreement or the Support Agreements. There is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company is party or otherwise bound.

Section 3.25          Affiliate Transactions. As of the date hereof, there are no transactions, or series of related transactions, Contracts, arrangements or understandings of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act that have not been so disclosed.

Section 3.26          Investment Company Act. Neither the Company nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 3.27          No Other Representations and Warranties; Disclaimer.

(a)          Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub, or any of their Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of the Company Subsidiaries or their respective businesses or operations or (ii) any oral or written information presented to Parent, Merger Sub, or any of their Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)          Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that neither Parent, Merger Sub nor any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article IV hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company or any of its Affiliates or Representatives. Without limiting the generality of the foregoing, the Company acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information relating to Parent that may have been made available to the Company or any of its Affiliates or Representatives.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company as set forth in this Article IV.

Section 4.1          Existence and Power.  Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation. Each of Parent and Merger Sub has all requisite power and authority, including through Permits or otherwise, to own, lease and operate its properties and assets and to carry on its business as being conducted on the date of this Agreement, except to the extent that any failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent is duly qualified to do business as a foreign corporation or real estate investment trust and is in good standing in each jurisdiction where such qualification is required, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. The Constituent Documents of Parent and Merger Sub are in full force and effect and neither Parent nor Merger Sub is in material violation of any provision of its respective Constituent Documents.

Section 4.2          Authorization.

(a)          Each of Parent and Merger Sub have all necessary corporate, real estate investment trust, limited liability company or other similar power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions to which it is a party contemplated hereby. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the transactions to which it is a party contemplated hereby have been duly and validly authorized and approved by all necessary corporate, limited liability company or other similar action on the part of Parent and Merger Sub, and no other corporate, limited liability company or other similar action on the part of Parent or Merger Sub is necessary to authorize this Agreement or to consummate the transactions to which it is a party contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due power and authority of, and due execution and delivery by, the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)          The Board of Trustees of Parent and the managers and sole member of Merger Sub have (i) approved and declared it advisable, and in the best interests of, Parent or Merger Sub, as the case may be, to enter into this Agreement providing for the Merger, upon the terms and subject to the conditions set forth herein, and (ii) approved the execution, delivery and performance by Parent or Merger Sub, as the case may be, of this Agreement and the consummation of the transactions to which Parent or Merger Sub, as the case may be, is a party contemplated hereby, upon the terms and subject to the conditions set forth herein.

(c)          No vote or other action of any members or Affiliates of Parent or the holders of any class or series of capital stock or other equity interest of any Subsidiary of Parent (including Merger Sub) is required by Law, the Constituent Documents of Parent or any Subsidiary of Parent or otherwise in order for Parent and Merger Sub to consummate the transactions to which they are a party contemplated hereby.

Section 4.3          Governmental Authorization.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the Merger and the other transactions to which it is a party contemplated hereby require at or prior to the Closing no consent or approval by, notice to or filing with any Governmental Entity, other than (a) the filing of the Articles of Merger with the SDAT, the filing of the Certificate of Merger with the DE SOS and appropriate documents with the relevant authorities of other states in which Parent and Merger Sub are qualified to do business, (b) compliance with any applicable requirements of the Securities Act, the Exchange Act, and any other applicable federal or state securities Laws or “blue sky” Laws in connection with this Agreement, (c) compliance with any applicable requirements of the NYSE in connection with this Agreement, (d) those consents, approvals, notices or filings as may be required as a result of the business or identity of the Company or any of its Affiliates and (e) any other consents, approvals, notices or filings the failure of which to be obtained or made has not had, and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.4          Non-Contravention.  The execution, delivery and performance by Parent and Merger Sub of this Agreement do not, and the consummation of the transactions to which it is a party contemplated hereby will not, (a) violate or conflict with or result in any breach of any provision of the Constituent Documents of Parent or the Constituent Documents of Merger Sub, (b) assuming compliance with the matters referred to in Section 3.3 (and assuming the accuracy and completeness of Section 3.3) and Section 4.3, violate or conflict with any provision of any applicable Law or Order, (c) violate or conflict with or result in any breach or constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled, or require consent by any Person under any Contract or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except in the case of clause (b), (c) or (d), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5          Capitalization; Interim Operations of Merger Sub.  Merger Sub (i) was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, (ii) has not conducted any business prior to the date of this Agreement and (iii) has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation or in connection with the transactions contemplated by this Agreement. All of the issued and outstanding limited liability company interests of Merger Sub are owned directly by Parent.

Section 4.6          Information Supplied.  The information supplied or to be supplied in writing by Parent or Merger Sub specifically for inclusion in the Proxy Statement to be sent to the stockholders of the Company in connection with the Company Stockholders Meeting shall not, at the time the Proxy Statement is filed with the SEC, at the date the Proxy Statement is first mailed to the stockholders of the Company, at the time of the Company Stockholders Meeting, or at the time of any amendment or supplement thereof, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.7          Litigation.  As of the date of this Agreement, there is no Action pending against, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, or any present or former officer, director or employee of Parent or of any of its Subsidiaries, in their capacities as such, before any Governmental Entity (other than insurance claims litigation or arbitration) or any Order outstanding against Parent or any of its Subsidiaries, except in each case for those that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.8          Brokers and Finders’ Fees.  There is no investment banker, broker, finder or other similar intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who is entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions to which Parent or Merger Sub is a party contemplated hereby.

Section 4.9          Ownership of Company Common Shares.  Neither Parent nor any of the Parent Subsidiaries owns (directly or indirectly, beneficially or of record), or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any Company Common Stock or other securities of the Company (other than this Agreement).

Section 4.10          Financing.

(a)          Parent is a party to and has accepted a fully executed commitment letter dated November 5, 2021 (together with all exhibits and schedules thereto, the “Commitment Letter”), pursuant to which the Financing Entities party thereto have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein.  The debt financing committed pursuant to the Commitment Letter is collectively referred to in this Agreement as the “Financing.”  Parent has delivered to the Company a true, complete and correct copy of the fully executed Commitment Letter.

(b)          Except as expressly set forth in the Commitment Letter, there are no conditions precedent to the obligations of the Financing Entities to provide the Financing or any contingencies that could permit the Financing Entities to reduce the total amount of the Financing, including any condition or other contingency relating to the amount of availability of the Financing pursuant to any “flex” provision.  Assuming satisfaction or waiver (to the extent permitted by applicable Law) of the conditions in Section 7.1 and Section 7.2, as of the date hereof, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all material terms and conditions to be satisfied by it in the Commitment Letter on or prior to the Closing Date or that the Financing will not be available to Parent on the Closing Date, nor does Parent have knowledge that any of the Financing Entities will not perform its obligations thereunder.  There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letter that could affect the availability, conditionality, enforceability, termination or amount of the Financing.

(c)          The Financing, when funded in accordance with the Commitment Letter and giving effect to any “flex” provision in or related to the Commitment Letter (including with respect to fees and original issue discount), shall provide Parent with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement and under the Commitment Letter, including the payment of the Merger Consideration and any fees and expenses of or payable by Parent or Merger Sub pursuant to the terms of this Agreement and the Commitment Letter and to prepay, repay, refinance or satisfy and discharge all outstanding indebtedness of the Company and the Company Subsidiaries that is required pursuant to its terms to be prepaid, repaid, refinanced or satisfied and discharged at the Closing (such amounts, collectively, the “Merger Amounts”).

(d)          The Commitment Letter constitutes a legal, valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, the other party thereto and is in full force and effect subject to Bankruptcy and Equity Exceptions.  To the knowledge of Parent, as of the date hereof, no event has occurred which, with or without notice, lapse of time, or both, constitutes, or could reasonably be expected to constitute, a default, breach or a failure to satisfy a condition precedent on the part of Parent under the terms and conditions of the Commitment Letter.    Parent or an Affiliate thereof on its behalf has paid in full any and all commitment fees and other fees required to be paid pursuant to the terms of the Commitment Letter on or before the date of this Agreement, and will pay in full any such amounts due after the date of this Agreement as and when due.  The Commitment Letter has not been materially modified, amended or altered as of the date hereof; the Commitment Letter will not be amended, modified or altered at any time through the Closing, except as permitted by Section 6.20 (with any such amendment, modification or alteration promptly notified in writing to the Company); and, as of the date hereof, the commitment under the Commitment Letter has not been terminated, reduced, withdrawn or rescinded in any respect, and, to the knowledge of Parent, no termination, reduction, withdrawal or rescission thereof is contemplated.

(e)          In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent or any Affiliate or any other financing or other transactions be a condition to any of Parent’s obligations under this Agreement.

Section 4.11          Interested Stockholder.  At the time immediately preceding the date of this Agreement, neither Parent, Merger Sub nor any of their respective Affiliates is, with respect to the Company, an “interested stockholder” as such term is defined in Section 3-601 of the MGCL.

Section 4.12          Solvency.  Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of the Company Subsidiaries.  As of the Effective Time, assuming (i) the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Section 7.1 and Section 7.2 and (ii) any estimates, projections or forecasts of the Company or the Company Subsidiaries that have been provided by the Company to Parent have been prepared in good faith based upon assumptions that were, at the time made, reasonable, after giving effect to all of the transactions contemplated by this Agreement, including the payment of the Aggregate Merger Consideration and the other amounts payable in accordance with this Agreement (including any repayment or refinancing of any indebtedness that may be required in connection with the Merger and the other transactions contemplated by this Agreement), the Surviving Entity and its Subsidiaries, taken as a whole, will be Solvent.  For purposes of this Section 4.12, (i) the term “Solvent” means, with respect to any Person as of a particular date, that on such date, (x) the sum of the assets, at a fair valuation, of such Person exceeds its debts, (y) such Person has not incurred debts beyond its ability to pay such debts as such debts become absolute and mature and (z) such Person does not have unreasonably small capital with which to conduct its business as such business is now conducted and (ii) “debt” means any liability whether or not reduced to judgment, liquidated, unliquidated, fixed, contingent matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured.

Section 4.13          Absence of Certain Arrangements.  Other than this Agreement and the Support Agreements, as of the date hereof, there are no Contracts or any commitments to enter into any Contract between Parent, Merger Sub any of their respective Affiliates, on the one hand, and any trustee, officer, employee or shareholder of the Company, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Surviving Entity after the Effective Time.

Section 4.14          No Other Representations and Warranties; Disclaimer.

(a)          Except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent, Merger Sub nor any other Person makes any express or implied representation or warranty with respect to Parent or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, and each of Parent and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent, Merger Sub nor any other Person makes or has made any representation or warranty to the Company or any of their Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent, any of its Subsidiaries or their respective businesses or operations, or (ii) any oral or written information presented to the Company or any of their Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)          Each of Parent and Merger Sub acknowledge and agree that it (i) has had the opportunity to meet with the management of the Company and to discuss the business, assets and liabilities of the Company and the Company Subsidiaries, (ii) has had access to such books and records, facilities, equipment, contracts and other assets of the Company and the Company Subsidiaries which it and its Affiliates and Representatives have requested to review, (iii) has had access to the electronic data room maintained by the Company through IntraLinks, Inc. for purposes of the transactions contemplated hereby, (iv) has been afforded the opportunity to ask questions of and receive answers from officers of the Company, and (v) has conducted its own independent investigation of the Company and the Company Subsidiaries, their respective businesses, assets, liabilities and the transactions contemplated hereby.

(c)          Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Company in Article III hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, Merger Sub or any of their respective Affiliates or Representatives. Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent, Merger Sub or any of their respective Affiliates or Representatives.

ARTICLE V
CONDUCT OF BUSINESS

Section 5.1          Conduct of Business by the Company.

(a)          From the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (x) as prohibited or required by applicable Law or by any Governmental Entity, (y) as set forth in Section 5.1 of the Company Disclosure Schedule or (z) as otherwise required or expressly contemplated by this Agreement (it being agreed that no action or failure to take action with respect to matters specifically addressed by the provisions of Section 5.1(b) or (c) shall constitute a breach under this Section 5.1(a) unless such action or failure to take action would constitute a breach of such provision of Section 5.1(b) or (c)), unless Parent shall otherwise consent in advance in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall maintain the Company’s qualification as a REIT under the Code and use its commercially reasonable efforts to (i) conduct its business in all material respects in the ordinary course consistent with past practice, and (ii) to the extent consistent with clause (i), use its commercially reasonable efforts to preserve intact in all material respects its business organization and goodwill and relationship with customers, suppliers, third party payors, Governmental Entities and others with which it has material business dealings and maintain its material assets and properties in adequate working condition, ordinary wear and tear and any damage caused by casualty or other reason outside of the Company’s and Company Subsidiaries’ reasonable control excepted.

(b)          In addition to and without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is earlier terminated pursuant to Section 8.1, except (x) as prohibited or required by applicable Law or by any Governmental Entity, (y) as set forth in Section 5.1 of the Company Disclosure Schedule or (z) as otherwise required or expressly contemplated by this Agreement (it being agreed that no action or failure to take action with respect to matters specifically addressed by the provisions of Section 5.1(c) shall constitute a breach under this Section 5.1(b) unless such action or failure to take action would constitute a breach of such provision of Section 5.1(c)), unless Parent shall otherwise consent in advance in writing (which consent shall not be unreasonably withheld, conditioned or delayed, except in the case of Sections 5.1(b)(ii) (it being understood that the foregoing shall not apply to the payment of, or limit the ability of the Company or any Company Subsidiary to pay, REIT Qualifying Dividends pursuant thereto), (iii), (v), or (xx) (in connection with any of the foregoing Sections), which consent may be given or withheld in

Parent’s sole discretion), the Company shall not, and shall not permit any Company Subsidiaries to:

(i)          amend or propose or agree to amend any of the Constituent Documents of the Company, or materially amend or propose or agree to materially amend any of the Constituent Documents of any Company Subsidiary, or waive the stock ownership limit under the charter of the Company;

(ii)          authorize, declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its capital stock or other equity interests, except for (A) dividends or distributions by any wholly owned Company Subsidiary to the Company or to any other wholly owned Company Subsidiary, (B) the declaration and payment by the Company of quarterly cash dividends on its outstanding Company Common Stock, in the ordinary course of business consistent with past practice, for each quarter that is completed between the date of this Agreement and the Closing Date in an amount not exceeding $0.18 per share during each such quarter and (C) the declaration and payment by the Company of quarterly cash dividends on its outstanding Company Preferred Stock in an amount equal to $0.3828125 per share; provided that notwithstanding the restriction on dividends and other distributions in this Section 5.1(b), the Company and any Company Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for the Company to maintain its qualification for taxation as a REIT under the Code (or applicable state Law) and avoid or reduce the imposition of any entity level income or excise Tax under the Code (or applicable state Law) (“REIT Qualifying Dividends”); provided, further, notwithstanding the foregoing, any REIT Qualifying Dividends with respect to any Company Common Share paid by the Company prior to the Effective Time (whether pursuant to the foregoing proviso or Section 5.1(c)) in excess of the dividends paid to the holders of the Company Common Stock under the preceding clause (B) shall reduce the Merger Consideration allocable to such Company Common Share on a dollar-for-dollar basis;

(iii)          adjust, split, combine or reclassify any of the capital stock or other ownership interests of the Company or any of the Company Subsidiaries, or issue or propose or authorize the issuance of any other securities (including options, warrants or any similar security exercisable for, or convertible into, such other security) in respect of, in lieu of, or in substitution for, shares of capital stock or other ownership interests of the Company or any of the Company Subsidiaries;

(iv)          repurchase, redeem or otherwise acquire any shares of the capital stock or other ownership interests of the Company or any of the Company Subsidiaries, or any other equity interests or any rights, warrants or options to acquire any such shares or interests, except for the withholding of shares to satisfy withholding Tax obligations in respect of Restricted Stock Awards in accordance with their terms and the Incentive Plans in effect on the date of this Agreement;

(v)          issue, sell, grant, pledge, amend, grant any rights in respect of or otherwise encumber any shares of its capital stock or equity interests other securities (including any options, restricted stock, warrants or any similar equity or equity-based award or security exercisable for, or convertible into, such capital stock or similar security) or make any changes (by combination, merger, consolidation, reorganization, liquidation or otherwise) in the capital structure of the Company, except for (A) the issuance of Company Common Shares in connection with the exercise of Options or the vesting or settlement of Restricted Stock Awards outstanding as of the date of this Agreement in accordance with the terms of the applicable Company Benefit Plan as in effect as on the date of this Agreement or (B) issuances by a wholly owned Company Subsidiary of capital stock to the Company or another wholly owned Company Subsidiary;

(vi)          merge or consolidate with any other Person, acquire any material assets or material properties or make a material investment (whether through the acquisition of stock, assets or otherwise) in any other Person, except for (A) acquisitions set forth in Section 5.1(b)(vi) of the Company Disclosure Schedule and (B) any such actions between or among the Company and/or any wholly owned Company Subsidiaries;

(vii)          sell, mortgage, pledge, assign, transfer, subject to a material Lien, except for a Permitted Lien, effect a deed or assignment in lieu of foreclosure with respect to or otherwise dispose of any Company Properties or material assets of the Company or any Company Subsidiaries (including capital stock or other equity interests of any Company Subsidiary), except for dispositions set forth in Section 5.1(b)(vii) of the Company Disclosure Schedule;

(viii)          make any loan, advance, capital contribution, or other investment in any Person, except (A) by the Company or any of the Company Subsidiaries to or in the Company or any of the Company Subsidiaries or (B) pursuant to Contracts in effect prior to the execution and delivery of this Agreement and set forth in Section 5.1(b)(viii) of the Company Disclosure Schedule;

(ix)          create, incur, refinance, replace, prepay, assume or guarantee any Indebtedness for borrowed money or issue any debt securities, except for (A) any Indebtedness among the Company and the Company Subsidiaries or among the Company Subsidiaries, (B) any Indebtedness under the Company’s Existing Credit Agreement and margin loan facility, (C) any Indebtedness incurred to replace, renew, extend, refinance or refund any existing Indebtedness of the Company or any Company Subsidiary (including Indebtedness incurred to repay or refinance related fees, expenses, premiums and accrued interest), provided that such Indebtedness shall provide for repayment or ability to prepay without penalty on or before the Closing Date, (D) guarantees or credit support provided by the Company or any of its Subsidiaries for other Indebtedness of the Company or any of its Subsidiaries, to the extent such Indebtedness is (I) in existence on the date of this Agreement or (II) incurred in compliance with this Section 5.1(b)(ix), (E) any Indebtedness incurred pursuant to Material Contracts in effect prior to the execution of this Agreement (or amendments, replacements, renewals, extensions or refinancings thereof, provided that such amendments, replacements, renewals, extensions or refinancings shall provide for repayment or ability to prepay without penalty on or before the Closing Date), (F) any Indebtedness of the Company or any Company Subsidiary of up to $250 million, including without limitation for the purpose of financing the acquisitions, renovations and expansions set forth in Section 5.1(b)(vi) of the Company Disclosure Schedule (provided that such Indebtedness shall provide for repayment or ability to prepay without penalty on or before the Closing Date) and (G) the potential Indebtedness set forth in Section 5.1(b)(ix) of the Company Disclosure Schedule;

(x)          make or commit to make capital expenditures in excess of $1,000,000 in the aggregate, other than (A) in conjunction with emergency repairs, (B) as required by Law or pursuant to the terms of any Indebtedness, Facility Lease or Material Contract in effect as of the date of this Agreement or otherwise permitted by this Section 5.1(b) or (C) in accordance with the capital expenditure budget set forth in Section 5.1(b)(x) of the Company Disclosure Schedule;

(xi)          except as required by Contracts in effect prior to the execution and delivery of this Agreement or Company Benefit Plans or as permitted by Section 5.1(b)(xi) of the Company Disclosure Schedule, (A) materially increase the compensation or other benefits payable or provided to the Company’s or any Company Subsidiary’s current or former directors, employees or officers; (B) enter into or amend any employment, change of control, severance or retention agreement with any employee, director or officer of the Company or any Company Subsidiary; (C) award, or commit to pay or award, any bonus or incentive compensation (other than payment of bonuses and incentive compensation in the ordinary course of business consistent with past practice for completed bonus periods); (D) hire, engage, or terminate (other than for cause) the employment of any officer or employee of the Company or any of the Company Subsidiaries (other than hiring of replacements for any such officer or employee who voluntarily resigns, or dies or becomes disabled); (E) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any directors, employees or officers; or (F) establish, adopt, enter into, amend or terminate any material Company Benefit Plan, collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except as is required to comply with Section 409A of the Code;

(xii)           (A) waive, release, assign, settle or compromise any Action against the Company or the Company Subsidiaries pending before or threatened to be brought before a Governmental Entity, except (1) as required by any Contract in effect prior to the date of this Agreement, (2) for any settlements or compromises involving total payments of less than $2,500,000 in the aggregate (it being understood that this subclause (2) shall be in addition to and not in limitation of subclause (1) above and subclauses (3) and (4) below), (3) with respect to any Actions relating to this Agreement or the transactions contemplated hereby or any alternative thereto, in accordance with Section 6.11, or (4) as permitted by Section 5.1(b)(xii) of the Company Disclosure Schedule, or (B) enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any material claim or audit that would materially restrict the operations of the business after the Effective Time;

(xiii)          except in the ordinary course of business consistent with past practice, (A) modify, renew or amend in a way that is materially adverse to the Company or any Company Subsidiary, or waive, release, compromise or assign any material rights or claims of the Company or any Company Subsidiary under, or terminate any Material Contract, Facility Lease, Property Transfer Contract or Development Contract (other than any expiration in accordance with the terms of such contract or an automatic renewal of any such contract, except, with respect to any automatic renewal of a Facility Lease, only after providing prior written notice to, and reasonably consulting with, Parent if the Company or other applicable Company Subsidiary has the right to terminate such Facility Lease on the date such Facility Lease otherwise would have renewed), or waive, release, compromise or assign any material rights or material claims under any of the foregoing contracts, (B) enter into any successor agreement to an expiring Material Contract, Facility Lease, Property Transfer Contract or Development Contract, or any management agreement or broker agreement, that changes the terms of the expiring contract in a way that is materially adverse to the Company or any Company Subsidiary or (C) enter into any new management agreement, broker agreement or agreement that would have been a Material Contract, Facility Lease, Property Transfer Contract or Development Contract if it were entered into at or prior to the date hereof;

(xiv)          except as required by applicable Law or changes in GAAP, materially change any of its financial accounting policies;

(xv)          enter into or modify in a manner materially adverse to the Company any Company Tax Protection Agreement; make, change or rescind any material election relating to Taxes; change a material method of Tax accounting; file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment; enter into any closing agreement related to a material amount of Taxes; knowingly surrender any right to claim any material Tax refund; or except in the ordinary course of business consistent with past practice, give or request any waiver of a statute of limitations with respect to any material Tax Return except, in each case, (A) to the extent required by Law or (B) to the extent necessary to preserve (y) the Company’s qualification as a REIT under the Code or (z) the status of any Company Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xvi)          (A) terminate, cancel, amend or modify any insurance policy maintained by it covering the Company or any of the Company Subsidiaries or their respective properties if, as a result, the Company or any of the Company Subsidiaries would not be in compliance with any Facility Lease or Material Contract; provided, however, that in no event shall the Company terminate, cancel, amend or modify the Company’s directors’ and officers’ liability insurance policies in effect on the date hereof;

(xvii)          enter into any material new line of business;

(xviii)          subject to the last proviso contained in Section 5.1(b)(ii), take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause the Company to fail to qualify for taxation as a REIT or cause any Company Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for United States federal income tax purposes or (B) a Qualified REIT Subsidiary or a

Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; provided, however, that if an action required to be taken pursuant to this Section 5.1(b)(xviii) would be otherwise prohibited by another clause of this Section 5.1(b), the Company shall, after reasonable notice to and good faith consultation with Parent, take such required action pursuant to this Section 5.1(b)(xviii);

(xix)          adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company, other than as provided in Section 1.10, or make any filing in connection with any bankruptcy or reorganization under United States federal bankruptcy laws or any similar state or federal law; or

(xx)          authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.

(c)          Notwithstanding anything to the contrary set forth in this Agreement (but subject to the last proviso contained in Section 5.1(b)(ii)), nothing in this Agreement shall prohibit the Company from taking any action, or refraining to take any action, at any time or from time to time, (i) if, in the reasonable judgment of the Company Board and upon advice of nationally recognized REIT Tax counsel, and after reasonable notice to and good faith consultation with Parent, such action or inaction is reasonably necessary for the Company to (A) avoid or to continue to avoid incurring entity level income or excise Taxes under the Code (or applicable state Law), (B) preserve the Company’s qualification as a REIT under the Code or (C) preserve the status of any Company Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be, or (ii) in good faith to respond to the actual or anticipated effects of COVID-19 or any Contagion Event; provided, that any such action taken by the Company pursuant to this clause (ii) must be consistent with the Company’s actions taken prior to the date hereof in response to COVID-19 or, to the extent not consistent with the Company’s past practices in response to COVID-19, may be taken (I) only after reasonable notice to and good faith consultation with Parent and (II) only if commercially reasonable.

Section 5.2          No Control of Other Parties’ Business.

(a)            Nothing contained in this Agreement shall give (i) Parent or Merger Sub, directly or indirectly, the right to control or direct the Company or any Company Subsidiary’s operations prior to the Effective Time, or (ii) the Company, directly or indirectly, the right to control or direct Parent or any of Parent’s Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, (i) the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations and (ii) Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI
ADDITIONAL AGREEMENTS

Section 6.1          Preparation of the Proxy Statement.

(a)          As promptly as reasonably practicable after the execution and delivery of this Agreement, the Company shall prepare and file with the SEC the proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) to be mailed to the stockholders of the Company relating to the Company Stockholders Meeting. The Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable. Parent shall furnish to the Company all information relating to Parent as may be reasonably requested by the Company in connection with the preparation, filing and mailing of the Proxy Statement. Subject to applicable Law, as promptly as reasonably practicable after the SEC or its staff advises that it has no further comments on the Proxy Statement or that the Company may commence mailing the Proxy Statement, the Company shall use its reasonable best efforts to cause the Proxy Statement to be distributed to the stockholders of the Company.  No filing of, or amendment or supplement to the Proxy Statement, as applicable, shall be made by the Company, and no response to any comments or requests of the SEC or its staff with respect thereto shall be submitted by the Company, without providing Parent a reasonable opportunity to review and comment thereon and giving due consideration to inclusion in the Proxy Statement, or any such response, of comments reasonably proposed by Parent. The Company shall notify Parent promptly of the receipt of any comments from the staff of the SEC with respect to the Proxy Statement and of any request by the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information. The Company shall respond promptly to any comments or requests from the staff of the SEC and shall supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the staff of the SEC, on the other hand, with respect to the Proxy Statement.

(b)          If at any time prior to obtaining the Requisite Stockholder Vote any information relating to the Company or Parent, or any of their respective Affiliates, directors, trustees or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, distributed to the stockholders of the Company.

(c)          The Company shall cause the Proxy Statement to comply as to form in all material respects with the requirements of the Exchange Act, and the rules and regulations of the SEC thereunder, except that the Company shall not be responsible for statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement.  Parent and the Company shall make any other necessary filings with respect to the Merger under the Securities Act and Exchange Act and the rules and regulations thereunder.

Section 6.2          Stockholders Meeting; Company Board Recommendation.  As promptly as reasonably practicable after the staff of the SEC advises that it has no further comments on the Proxy Statement or that the Company may commence distribution of the Proxy Statement, the Company, acting through the Company Board, and in accordance with applicable Law (including legal duties of the Company Board) and the rules and regulations of NYSE, shall (a) unless this Agreement has been validly terminated pursuant to Article VIII, duly call, give notice of, convene and hold a meeting of the stockholders of the Company for the purpose of obtaining the Requisite Stockholder Vote (the “Company Stockholders Meeting”) and, except to the extent the Company Board has effected a Recommendation Withdrawal in compliance with Section 6.3, use reasonable best efforts to solicit the Requisite Stockholder Vote; provided, however, that the Company shall, in consultation with Parent, be permitted to adjourn the Company Stockholders Meeting (i) to the extent necessary to ensure that any supplement or amendment to the Proxy Statement required to be provided to the stockholders of the Company is provided or as otherwise required by applicable Law, (ii) if as of the time at which the Company Stockholders Meeting is scheduled there are insufficient shares of Company Common Stock represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or (iii) for the purpose of soliciting additional proxies, if proxies granted by the time of the Company Stockholders Meeting are insufficient to obtain the Requisite Stockholder Vote; provided, further, that solely in the case of clauses (ii) and (iii), without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), in no event shall the Company Stockholders Meeting (as so adjourned) be held on a date that is more than thirty (30) days after the date for which the Company Stockholders Meeting was originally scheduled; and (b) subject to Section 6.3(d), include in the Proxy Statement the Company Board Recommendation.  The Company shall engage a proxy solicitor in connection with the solicitation of proxies for the Company Stockholders Meeting, which proxy solicitor shall be selected from Section 6.2 of the Company Disclosure Schedule or otherwise reasonably acceptable to Parent.  At Parent’s reasonable request, the Company shall keep Parent reasonably informed with respect to the number of proxies received and its preliminary vote tabulation prior to the Company Stockholders Meeting.

Section 6.3          No Solicitation.

(a)          The Company agrees that it shall, and shall cause the Company Subsidiaries and its and their respective directors and officers to, and shall use its reasonable best efforts to cause its other Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Takeover Proposal. The Company also agrees that it will, within five (5) Business Days after the date of this Agreement, (i) request each Person that has executed a confidentiality agreement in connection with any Takeover Proposal or its consideration of any Takeover Proposal (and for which such a request has not previously been made) to return or destroy all confidential information furnished to such Person by or on behalf of the Company or any of the Company Subsidiaries and (ii) terminate any data room or other diligence access of such Person.  Except as permitted by Section 6.3(b), the Company shall not, and shall cause each of the Company Subsidiaries and its and their respective directors and officers not to, and shall use its reasonable best efforts to cause its other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or knowingly facilitate, any Takeover Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Takeover Proposal or (ii) enter into, engage in, continue or otherwise participate in any discussions (except, in response to an inquiry from any Person, solely to notify such Person of the existence of the provisions of this Section 6.3(a)) or negotiations regarding, or furnish to any Person any non-public material information in connection with, any Takeover Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Takeover Proposal. Notwithstanding anything to the contrary contained herein, the Company shall be permitted to terminate, amend, modify, waive or fail to enforce any provision of any “standstill” or similar obligation of any Person, solely to the extent necessary to allow such Person to submit a Takeover Proposal on a confidential basis.

(b)          Notwithstanding the provisions of Section 6.3(a), at any time prior to obtaining the Requisite Stockholder Vote, in response to an unsolicited written Takeover Proposal received after the execution and delivery of this Agreement, which did not arise as a result of a material breach of the Company’s obligations under Section 6.3(a), (i) the Company and its Representatives may contact the Person or group of Persons making such Takeover Proposal (and its Representatives) to clarify the terms and conditions thereof and (ii) if the Company Board determines in good faith (after consultation with the Company Financial Advisors and outside legal counsel) that such proposal constitutes or is reasonably likely to lead to a Superior Proposal and the failure to take such actions would, or would be reasonably likely to, be inconsistent with its directors’ duties under applicable Law, the Company and its Representatives may (A) furnish information with respect to the Company and the Company Subsidiaries to the Person or group of Persons making such Takeover Proposal (and its Representatives), provided that (1) prior to so furnishing such information the Company has entered into a confidentiality agreement with such Person or group of Persons on terms not less restrictive in the aggregate to such Person or group of Persons than the provisions of the Confidentiality Agreement are to Parent, its Affiliates and their respective Representatives (provided that such confidentiality agreement need not include any standstill provision) and (2) all such information has previously been provided or made available to Parent or its Representatives or is provided or made available to Parent or its Representatives prior to or substantially concurrently with the time it is provided to such Person or group of Persons; and (B) participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal (and its Representatives) regarding such Takeover Proposal.

(c)          Except as permitted by Section 6.3(d), neither the Company Board nor any committee thereof shall (i) withhold, withdraw (or modify or qualify in a manner adverse to Parent), or publicly propose or resolve to withhold, withdraw or modify or qualify in a manner adverse to Parent, the Company Board Recommendation, (ii) fail to include the Company Board Recommendation in the Proxy Statement, (iii) authorize, approve, adopt or recommend, or publicly propose or resolve to authorize approve, adopt or recommend, any Takeover Proposal, (any action described in these clauses (i), (ii) or (iii) being referred to as a “Recommendation Withdrawal”), or (iv) allow the Company or any of the Company Subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract (other than a confidentiality agreement referred to in Section 6.3(b)) providing for or with respect to any Takeover Proposal; provided, however, that the delivery by the Company, the Company Board or any committee thereof of any notice specified in Section 6.3(e) shall not be deemed to be or constitute a Recommendation Withdrawal.

(d)          Notwithstanding the provisions of Section 6.3(c), at any time prior to obtaining the Requisite Stockholder Vote, and subject in each case to the prior compliance with Section 6.3(e), (i) in response to an Intervening Event, the Company Board and/or any authorized committee thereof may make a Recommendation Withdrawal if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would, or would be reasonably likely to, be inconsistent with its directors’ duties under applicable Law; or (ii) in response to a bona fide written Takeover Proposal that did not arise from a material breach of the

Company’s obligations under this Section 6.3, if the Company Board determines in good faith (after consultation with the Company Financial Advisors and outside legal counsel) that such Takeover Proposal constitutes a Superior Proposal and that, if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would, or would be reasonably likely to, be inconsistent with its directors’ duties under applicable Law, (A) the Company Board and/or any authorized committee thereof may make a Recommendation Withdrawal and/or (B) the Company may terminate this Agreement pursuant to Section 8.1(d)(ii) in order to, concurrently with or immediately after such termination, enter into a definitive agreement with respect to such Superior Proposal; provided, that the Company shall pay to Parent the Company Termination Fee payable pursuant to Section 8.3(b) prior to or concurrently with such termination.

(e)          Notwithstanding anything to the contrary contained in this Agreement, the Company Board may not make a Recommendation Withdrawal or terminate this Agreement pursuant to Section 8.1(d)(ii), unless (i) if such Recommendation Withdrawal is being made in response to an Intervening Event, the Company shall have provided to Parent five (5) Business Days prior written notice setting forth in reasonable detail information describing the Intervening Event and advising Parent that the Company Board intends to take such action and specifying the reasons therefor; (ii) if such Recommendation Withdrawal or termination is being made as a result of a Superior Proposal, the Company shall have provided to Parent five (5) Business Days prior written notice advising Parent that the Company Board intends to take such action and specifying the reasons therefor as well as the identity of the Person(s) making such Superior Proposal and the material terms and conditions of any Superior Proposal (including copies of all agreements or documents evidencing such Superior Proposal, including the proposed acquisition agreement and financing commitments, if any); and (iii) (A) during such five (5) Business Day period, if requested by Parent, the Company shall have engaged in negotiations with Parent regarding any amendment to this Agreement proposed in writing by Parent and (B) at the end of such five (5) Business Day period the Company Board determines in good faith (after consultation with the Company Financial Advisors and outside legal counsel), after taking into account any such amendments that Parent shall have agreed in writing to make prior to the end of such five (5) Business Day period, that (1) the failure to make a Recommendation Withdrawal in response to such Intervening Event would, or would be reasonably likely to, be inconsistent with its directors’ duties under applicable Law or (2) such Takeover Proposal continues to constitute a Superior Proposal and the failure to make a Recommendation Withdrawal or terminate this Agreement pursuant to Section 8.1(d)(ii), as applicable, would, or would be reasonably likely to, be inconsistent with its directors’ duties under applicable Law; provided, that any amendment to the financial terms or any other material term or condition of such a Superior Proposal, shall require the Company to deliver to Parent a new notice pursuant to this Section 6.3(e) and result in a new negotiation period, as contemplated by this Section 6.3(e); provided, further, that any such new negotiation period shall be a period of two (2) Business Days.

(f)          In addition to the obligations of the Company set forth in the other provisions of this Section 6.3, the Company shall as promptly as practicable (and in any event within forty eight (48) hours after receipt) advise Parent orally and in writing of the receipt of any Takeover Proposal or any inquiry, offer or proposal from any Person seeking to have discussions or negotiations or requesting information with respect to any Takeover Proposal and the material terms and conditions of any such Takeover Proposal (including the identity of the Person making such

Takeover Proposal and copies of all material agreements or documents evidencing such Takeover Proposal, including the acquisition agreement and financing commitments, if any). The Company shall thereafter keep Parent reasonably informed on a reasonably current basis of the status (including whether the Company has entered into discussions or negotiations or provided any information with respect to any such Takeover Proposal) and material terms of any such Takeover Proposal (including any material change to the terms thereof) and promptly provide Parent with copies of all material agreements or documents evidencing any such Takeover Proposal, inquiry, offer or proposal, including financing commitments, if any.

(g)          Nothing contained in this Section 6.3 shall prohibit the Company or the Company Board from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 under the Exchange Act, (ii) making any disclosure to the stockholders of the Company if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be reasonably likely to be inconsistent with its directors’ duties under applicable Law, (iii) informing any Person of the existence of the provisions contained in this Section 6.3 in response to an unsolicited inquiry from such Person or (iv) providing factual information the Company’s stockholders, so long as the disclosure through which such factual information is conveyed, taken as a whole, is not contrary to the Company Board Recommendation or the Company Board or a committee thereof reaffirms the Company Board Recommendation concurrently with such factual communication; provided that any disclosure made pursuant to Item 1012(a) of Regulation M-A, Rule 14d-9 or Rule 14e-2(a), or pursuant to the preceding clause (ii) that addresses or relates to the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or a Takeover Proposal, shall be deemed to be a Recommendation Withdrawal unless the response of the Company Board or an authorized committee thereof, or such disclosure, as applicable, expressly reaffirms the Company Board Recommendation to the Company Stockholders in such disclosure; it being understood that a “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication to the stockholders of the Company) shall not be deemed to be or constitute a Recommendation Withdrawal.

(h)          For purposes of this Agreement:

“Intervening Event” means an event, development or change in circumstances material to the Company and the Company Subsidiaries, taken as a whole, that was not known to the Company Board (or if known, the material consequences of which were not known by the Company Board) as of or prior to the execution of this Agreement, which becomes known to the Company Board after the date of this Agreement, but prior to obtaining the Requisite Stockholder Vote; provided, however, that the following shall not constitute, or be considered in determining whether there has been, an Intervening Event: (i) the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or consequence thereof, (ii) any change in the price of the Company Common Shares or the Company Preferred Shares, in and of itself, or (iii) the fact that the Company and the Company Subsidiaries exceeds any internal or published projections, estimates or expectations of the Company and the Company Subsidiaries’ consolidated revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided, however, that the underlying causes of such change or fact shall not be excluded by clauses (ii) and (iii)).

“Takeover Proposal” means any inquiry, proposal or offer from any Person (other than Parent or any of its Subsidiaries) relating to, in a single transaction or series of transactions, (i) any direct or indirect purchase or other acquisition by any Person (other than Parent or any of its Subsidiaries) of shares of Company Common Stock representing more than twenty percent (20%) of the Company Common Stock outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person that, if consummated in accordance with its terms, would result in such Person beneficially owning more than twenty percent (20%) of the Company Common Stock outstanding after giving effect to the consummation of such tender or exchange offer; (ii) any direct or indirect purchase or other acquisition by any Person of assets (including any equity securities of any Company Subsidiary) that constitute more than twenty percent (20%) of the consolidated assets of the Company and the Company Subsidiaries taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition); or (iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other similar transaction involving the Company as a result of which the holders of the Company Common Stock immediately prior to the consummation of such transaction would cease to hold at least eighty percent (80%) of the total voting power of the Company or any surviving entity (or any direct or indirect parent company thereof) immediately following such transaction.

“Superior Proposal” means a bona fide, written, unsolicited Takeover Proposal (with all references to “20%” or 80% in the definition of Takeover Proposal being deemed to be references to “50%”) that (i) is on terms that the Company Board determines in good faith (after consulting with the Company Financial Advisors and outside legal counsel), taking into account the legal, financial, regulatory, timing and other aspects of the Takeover Proposal and the Person making the Takeover Proposal that the Company Board (or any committee thereof) deems relevant, to be more favorable from a financial point of view to the stockholders of the Company than the transactions contemplated hereby (taking into account any amendments to which Parent has committed in writing pursuant to Section 6.3(e)) and (ii) is determined by the Company Board to be reasonably likely of being consummated.

Section 6.4          Access to Information.  The Company shall, and shall cause each of the Company Subsidiaries to, afford Parent and the Representatives of Parent reasonable access (which may be limited to remote access if reasonably required to protect the health and safety of any officer or employee of the Company or any of the Company Subsidiaries in response to a Contagion Event) during normal business hours to its and its Subsidiaries’ assets, properties, books, records, Contracts and personnel, and shall furnish, and shall cause to be furnished, as promptly as reasonably practicable to Parent and the Representatives of Parent all other information concerning the Company and the Company Subsidiaries’ business, assets, properties, Contracts and personnel as Parent may reasonably request in good faith in connection with the transactions contemplated by this Agreement, including the Sales Activities and the Financing or Replacement Financing or integration planning; provided that the Company may restrict the foregoing access to those Persons who have entered into a confidentiality agreement with the Company if they are not the subject of confidentiality obligations in favor of the Company or to the extent required by applicable Law.  Notwithstanding the foregoing, neither the Company nor any of the Company Subsidiaries shall be required to provide such access or furnish such information to the extent doing so would (i) in light of any Contagion Event, jeopardize the health and safety of any officer or employee of the Company or any of the Company Subsidiaries, (ii)

constitute a violation of applicable Law, (iii) result in the disclosure of any trade secrets, (iv) cause a breach of any confidentiality obligations to any third party or (v) waive or jeopardize the protection of any attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable privilege or protection; provided, however, that, at Parent’s request, the Company and Parent shall use commercially reasonable efforts to communicate, or make reasonable substitute arrangements, if applicable and as may be mutually agreed, to make available, the applicable information or documents to Parent in a manner that would not have the effect set forth in the applicable clause. In conducting any inspection of any properties of the Company and the Company Subsidiaries, Parent and its Representatives shall not (A) interfere with the business of the Company or any of the Company Subsidiaries conducted at such property or (B) damage any property or any portion thereof. Prior to the Effective Time, neither Parent nor Merger Sub, nor any of their respective Representatives, shall have the right to conduct invasive environmental testing or sampling at any of the facilities or properties of the Company or any of its Subsidiaries without the Company’s consent. All information obtained pursuant to this Section 6.4 shall continue to be governed by the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms.

Section 6.5          Reasonable Best Efforts.

(a)          Subject to the terms and conditions of this Agreement, each of the Company, Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate the transactions contemplated hereby as soon as reasonably possible after the date of this Agreement (and in any event no later than the Outside Date), including (i) using reasonable best efforts to take, or cause to be taken, all actions necessary to cause the conditions to Closing set forth in Article VII to be satisfied, (ii) preparing and filing as promptly as practicable all documents to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as practicable all consents, clearances, waivers, licenses, orders, registrations, authorizations, approvals and permits in connection with the transactions contemplated by this Agreement, (iii) taking all reasonable steps as may be necessary or advisable to make all necessary filings and obtain all such consents, clearances, waivers, licenses, orders, registrations, authorizations, approvals and permits (including providing all necessary information and documentary material and providing personnel as necessary to attend any regulatory meetings, hearings or other proceedings), and (iv) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and the avoidance of each and every impediment under any antitrust, merger control, competition, trade regulation or other Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible.

(b)          To the extent permissible under applicable Law, each of the Company, Parent and Merger Sub shall, in connection with the efforts referenced above to obtain all requisite approvals, clearances and authorizations for the transactions contemplated hereby, use its reasonable best efforts to (i) cooperate in all respects with each other party in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by any private party, (ii) keep the other parties apprised of the status of matters relating to completion of the transactions contemplated hereby and promptly inform the other parties of any communication received by such party from, any Governmental Entity and of any material communication received or given in connection with any proceeding by any private party, in each case regarding any of the transactions contemplated hereby, (iii) permit the other parties, or the other parties’ legal counsel, to review any filing, submission or other substantive communication given by it to any Governmental Entity or, in connection with any proceeding by any private party, with any other Person (it being understood that each party shall, without limitation, have the right to review in advance, subject to applicable Laws relating to the exchange of information, all of the information relating to such party, and any of its respective Subsidiaries, which appears in any filing made with, or materials submitted to, any third party or any Governmental Entity, with respect to this Agreement or the Merger), (iv) consult with the other parties in advance of any meeting, conference, conference call, discussion or communication with, any such Governmental Entity or, in connection with any proceeding by any private party, with any other Person and (v) to the extent permitted by such Governmental Entity or other Person, give the other parties the opportunity to attend and participate in such meetings, conferences, conference calls, discussions and communications.

(c)          If any objections are asserted with respect to the transactions contemplated hereby under any applicable Law or if any suit is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any applicable Law, each of the Company, Parent and Merger Sub shall use its reasonable best efforts to resolve any such objections or challenges as such Governmental Entity or private party may have to such transactions under such applicable Law so as to permit consummation of the transactions contemplated hereby on the terms set forth in this Agreement as soon as reasonably possible after the date of this Agreement (and in any event no later than the Outside Date).

(d)          Notwithstanding the foregoing, the obligations set forth in Section 6.5(a), (b) and (c) shall not apply to any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by or related to this Agreement, which is the subject of Section 6.11.

Section 6.6          Employee Matters. Except as otherwise agreed in writing between Parent and any employee of the Company or any Company Subsidiary, the employment of each employee of the Company or any Company Subsidiary will be terminated as of immediately after the Effective Time and the parties hereby agree that such termination will entitle each such employee to receive termination and severance compensation and benefits under the applicable employment, change in control, severance and termination protection plan or agreement between the Company or any of the Company Subsidiaries and such employee, in each case, as in effect as of the date of this Agreement or, to the extent permitted by Section 5.1(b), entered into or amended, modified or supplemented after the date of this Agreement, and Parent shall cause each such plan or agreement to be honored in accordance with its terms.  Nothing herein shall (a) give any employee, officer, manager, director or consultant of the Company or any Company Subsidiary any right to continue in the employment or service of the Surviving Entity, Parent or another continuing employer designated by Parent, (b) other than as provided in any applicable employment agreement or other Contract, interfere with or restrict in any way the rights of the Surviving Entity, Parent or another continuing employer designated by Parent to discharge or terminate the services of any employee, officer, manager, director or consultant of the Company or any of the Company Subsidiaries at

any time for any reason whatsoever, with or without cause, (c) be construed as requiring the Surviving Entity, Parent or another continuing employer designated by Parent to continue to employ any such employee for any period of time after the Effective Time, or (d) other than as provided in any applicable employment agreement or other Contract, to give any person any right to any specific terms or conditions of employment.

Section 6.7          Expenses.  Subject to Sections 6.18 and 6.19, whether or not the Merger is consummated, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses.

Section 6.8          Directors’ and Officers’ Indemnification and Insurance.

(a)          From and after the Effective Time, Parent shall, and shall cause the Surviving Entity to, to the fullest extent permitted by Law (including to the fullest extent authorized or permitted by any amendments to or replacements of the MGCL adopted after the date of this Agreement that increase the extent to which a corporation may indemnify its officers and directors) and the Constituent Documents of the Company in effect on the date of this Agreement, to indemnify, defend and hold harmless (and advance expenses, provided the Person to whom expenses are advanced provides a reasonable and customary undertaking (which shall not include posting of any collateral) to repay such advances if it is ultimately determined that such Person is not entitled to indemnification) the present and former directors and officers of the Company and the Company Subsidiaries, and any fiduciaries under any Company Benefit Plan (each, an “Indemnified Party”), against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, regulatory or investigative, arising out of (in whole or in part), relating to or in connection with any circumstances, developments or matters in existence, or acts or omissions occurring or alleged to occur prior to or at the Effective Time, including the approval of this Agreement or the Merger or arising out of or pertaining to the transactions contemplated hereby, whether asserted or claimed prior to, at or after the Effective Time.

(b)          From and after the Effective Time, Parent and the Surviving Entity shall not settle, compromise or consent to the entry of any judgment in any actual or threatened claim, action, suit, proceeding or investigation relating to any circumstances, developments or matters in existence at or prior to the Effective Time, or acts or omissions occurring at or prior to the Effective Time (each, a “Claim”), for which indemnification could be sought by an Indemnified Party hereunder, unless (i) (A) such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim and (B) such settlement, compromise or consent does not include or provide for any acknowledgement or other statement of fault or wrongdoing by any Indemnified Party, or (ii) such Indemnified Party otherwise consents in writing to such settlement, compromise or consent (such consent not to be unreasonably conditioned, withheld or delayed). Parent, the Surviving Entity and the Indemnified Parties shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.  In the event of any Claim, Parent shall have the right to assume the defense thereof, except that if legal counsel for the Indemnified Party advises that there are issues which raise actual or potential conflicts of interest between Parent and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to it, and Parent shall pay all reasonable and documented fees and expenses of such legal counsel for the Indemnified Party pursuant to Section 6.8(a); provided, however, that Parent shall be obligated pursuant to this Section 6.8(b) to pay for only one firm of legal counsel for all Indemnified Parties in any jurisdiction unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest (provided that the fewest number of legal counsels necessary to avoid conflicts of interest shall be used).

(c)          For a period of six (6) years after the Effective Time, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, honor the provisions in the Company’s Constituent Documents in effect as of the date of this Agreement providing for indemnification, advancement of expenses and exculpation of Indemnified Parties, as applicable, with respect to the facts or circumstances occurring at or prior to the Effective Time, to the fullest extent permitted from time to time under applicable Law.

(d)          If Parent or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall cause proper provisions to be made prior to the consummation of any transaction of the type described in clause (i) or (ii) of this sentence so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall assume all of the obligations set forth in this Section 6.8.

(e)          From and after the Effective Time, Parent and the Surviving Entity shall comply with, and shall not, directly or indirectly, amend, modify, limit or terminate, the advancement of expenses, exculpation and indemnification provisions of any agreements between the Company and any of the Indemnified Parties in effect as of the date of this Agreement.

(f)          In the event that the Company’s directors’ and officers’ liability insurance policies in effect on the date hereof (the “D&O Insurance”) shall have lapsed prior to the Effective Time or its runoff coverage under the D&O Insurance otherwise would not survive for a period of not less than six (6) years after the Effective Time, Parent shall cause the Surviving Entity to procure and maintain, for a period of not less than six (6) years after the Effective Time, directors’ and officers’ liability insurance policies of at least the same coverage and amounts with reputable and financially sound carriers containing terms no less advantageous to such former directors or officers and that does not result in gaps or lapses of coverage with respect to matters occurring on or prior to the Effective Time; provided, that in no event shall Parent or the Surviving Entity be required to pay annual premiums in the aggregate of more than an amount equal to 300% of the current annual premiums paid by the Company for such insurance (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto; provided further that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Parent and the Surviving Entity shall procure and maintain for such six-year period the most advantageous policies as can be reasonably obtained for the Maximum Amount. In lieu of the foregoing (and in the event that the D&O Insurance shall have lapsed prior to the Effective Time or its runoff coverage under the D&O Insurance otherwise would not survive for a period of not less than six (6) years after the Effective Time), prior to the Effective Time, Parent or the

Company shall have the option to cause coverage to be extended under the Company’s D&O Insurance by obtaining a six-year “tail” policy or policies on terms and conditions no less advantageous than the Company’s existing D&O Insurance, subject to the limitations set forth in the provisos above in this Section 6.8(f), and such “tail” policy or policies shall satisfy the provisions of this Section 6.8(f).

(g)          This Section 6.8 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of Parent and the Surviving Entity. Each Indemnified Party shall be a third-party beneficiary of this Section 6.8, and, following the Effective Time, shall be entitled to enforce the covenants contained in this Section 6.8. If any Indemnified Party makes any claim for indemnification or advancement of expenses under this Section 6.8 that is denied by Parent and/or the Surviving Entity, and a court of competent jurisdiction determines that the Indemnified Party is entitled to such indemnification or advancement of expenses, then Parent or the Surviving Entity shall pay such Indemnified Party’s costs and expenses, including reasonable legal fees and expenses, incurred in connection with pursuing such claim against Parent and/or the Surviving Entity. The rights of the Indemnified Parties under this Section 6.8 shall be in addition to any rights such Indemnified Parties may have under the Constituent Documents of the Company, the Constituent Documents of any of the Company Subsidiaries or the Surviving Entity or under any applicable Contracts, insurance policies or Laws.

Section 6.9          Public Announcements.  Parent and the Company shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system; provided, however, that the restrictions set forth in this Section 6.9 shall not apply to any release or public statement (i) made or proposed to be made by the Company in accordance with Section 6.3, (ii) made or proposed to be made by Parent in response to any release or statement of the Company described in clause (i), (iii) in connection with any dispute between the parties regarding or relating to this Agreement or the transactions contemplated hereby or (iv) so long as the statements regarding this Agreement and the transactions contemplated hereby in such release or public statement are not inconsistent with previous releases or public statements by the Company and/or Parent in accordance with this Section 6.9.

Section 6.10          Notification.  The Company shall promptly notify Parent, and Parent shall promptly notify the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, and (b) any Action commenced, or, to such party’s knowledge, threatened in writing against such party or any of its Subsidiaries that relates to the transactions contemplated hereby. Failure to comply with this Section 6.10 shall not result in the failure of any condition under Article VII to be satisfied, unless such condition would have otherwise been satisfied but for such failure to comply with this Section 6.10.

Section 6.11          Stockholder Litigation.  The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving such party or any of their respective Subsidiaries that relate to this Agreement, the Merger or the other transactions contemplated by or related to this Agreement.  The Company shall give Parent the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the Company and/or its directors relating to this Agreement, the Merger or the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Parent shall give the Company the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against Parent and/or its directors relating to this Agreement, the Merger or the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.12          Section 16(b).  The Company shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of equity securities of the Company (and derivative securities) in connection with the transactions contemplated hereby by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.13          Delisting of Company Stock.  Each of the parties agrees to cooperate with each other and use reasonable best efforts in taking, or causing to be taken, all actions necessary to delist the Company Common Stock and the Company Preferred Stock from NYSE and terminate the registration thereof under the Exchange Act; provided that such delisting and termination shall not be effective until after the Effective Time.

Section 6.14          Dividends.  In the event that a distribution with respect to shares of Company Common Stock or Company Preferred Stock permitted under the terms of this Agreement has a record date prior to the Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of Company Common Stock or Company Preferred Stock on the Closing Date immediately prior to the Effective Time.

Section 6.15          DRIP.  The Company DRIP shall remain suspended from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is earlier terminated pursuant to Section 8.1.

Section 6.16          Takeover Statutes.  The Company shall use its reasonable best efforts (a) to take all action necessary so that no Takeover Statute or any stockholder rights plan, “poison pill” antitakeover plan or similar device becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute or stockholder rights plan, “poison pill” antitakeover plan or similar device becomes applicable to the Merger or any of the other transactions contemplated by this Agreement, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute or stockholder rights plan, “poison pill”

antitakeover plan or similar device on the Merger and the other transactions contemplated by this Agreement.

Section 6.17          Tax Matters.

(a)          The Company shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions referred to in Section 7.2(d), and (ii) deliver to Company Tax Counsel, or other tax counsel to the Company delivering the opinion referred to in Section 7.2(d), a tax representation letter, dated as of the Closing Date, and signed by an officer of the Company, substantially in the form attached as Section 6.17(a) of the Company Disclosure Schedule, containing representations of the Company reasonably necessary or appropriate to enable such counsel to render the tax opinion described in Section 7.2(d).

(b)          Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Effective Time, Parent shall pay or cause to be paid, without deduction or withholding from any consideration, including the Merger Consideration and the Preferred Stock Consideration, or amounts payable to holders of Company Common Shares or Company Preferred Shares, all Transfer Taxes (but specifically excluding any Taxes payable by any Person contemplated by Section 2.1(d) in connection with the surrender of Certificates).

(c)          Parent and the Company shall, upon written request, use commercially reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated in this Agreement).

(d)          The Company shall use reasonable efforts to deliver to Parent, at or prior to the Closing (but no more than twenty (20) Business Days prior to the Closing), a properly completed and executed Internal Revenue Service Form W-9.

Section 6.18          Sales Activities.

(a)          Subject to Section 6.18(c), prior to the Closing, the Company shall use its reasonable best efforts to provide to Parent, and shall cause the Company Subsidiaries and its and their respective Representatives to use their respective reasonable best efforts to provide to Parent, all cooperation reasonably requested in writing by Parent in connection with any sales or marketing efforts relating to potential sales of any Company Property (the “Sales Activities”), including using reasonable best efforts to:

(i)          upon reasonable notice, allow reasonable access (in accordance with and subject to the limitations of Section 6.4) to Parent, any potential acquirers of Company Properties, and their Representatives, including surveyors, appraisers and other third party diligence providers, at reasonable times and locations mutually agreed;

(ii)          reasonably cooperate with Parent and any potential acquirers of Company Properties by sending out mutually agreed requests for, coordinating the receipt of and cooperating with Parent to seek to obtain, estoppels and SNDAs from tenants under any leases, ground lease estoppels and consents from fee owners under any Facility Leases and estoppels and consents pursuant to any PILOT documents, and providing reasonably requested information regarding Company Properties (in accordance with and subject to the limitations of Section 6.4);

(iii)          promptly (and, in any event, within three (3) Business Days after receipt) notify Parent if the Company, any Company Subsidiary or, to the knowledge of the Company, any of their respective Representatives receives any reasonable bona fide offer or inquiry in writing from a third party relating to the purchase or sale of any Company Property and provide to Parent copies of any such offer or inquiry (including any material correspondence), subject to existing confidentiality obligations; and

(iv)          in furtherance of the Sales Activities, (A) execute and deliver term sheets, letters of intent, purchase and sale agreements and/or other instruments with third parties relating to the sale of any Company Property on market terms determined by Parent (provided, that the consummation of any such transaction is conditioned upon the Closing), (B) send out reasonable requests for right of first offer or right of first refusal waivers or documentations with tenants under any Facility Lease in connection with any pending sales offers or sales processes, (C) provide customary certificates and other customary closing documents as may be reasonably requested in writing by any potential acquirers of Company Properties (provided that no obligation of the Company or any Company Subsidiary under any such certificate or document shall be effective until the Closing) and (D) reasonably assist Parent and any potential acquirers of Company Properties in obtaining title insurance in connection with the Sales Activities, including by providing customary non-imputation title affidavits, title affidavits or similar documents reasonably required by a nationally-recognized title company for (1) the deletion of any standard or pre-printed exceptions in any title insurance policies or proforma or (2) the satisfaction of any requirement set forth in any title commitment and, to the extent appropriate, appraisals of the Company Properties.

(b)          Parent shall, promptly on request by the Company, reimburse the Company or any of its Affiliates for all reasonable and documented costs and expenses incurred by them or their respective Representatives in connection with the Sales Activities or with any such cooperation, and shall indemnify and hold harmless the Company and its Affiliates and their respective Representatives from and against any and all losses, liabilities, damages, claims costs and expenses actually suffered or incurred by them in connection with the Sales Activities, any action taken by them pursuant to Section 6.18(a), and any information used in connection therewith (other than in respect of the accuracy of information provided to Parent in writing by the Company or the Company Subsidiaries specifically in connection with their obligations pursuant to Section 6.18(a)).

(c)          Notwithstanding anything to the contrary in this Section 6.18, neither the Company nor any of the Company Subsidiaries shall be required to take any action contemplated by Section 6.18(a) to the extent (i) doing so would in light of any Contagion Event, jeopardize the health and safety of any officer or employee of the Company or any of the Company Subsidiaries, (ii) such action would constitute a violation of applicable Law or any organizational document of the Company or any Company Subsidiary, (iii) such action could cause a breach of any contractual obligations to any third party, (iv) the incurrence of any obligations or liabilities is not contingent upon the consummation of the Closing, (v) such action contemplates or would require the Company Board to pass resolutions or consents, (vi) such action could reasonably be expected to adversely affect the classification of the Company or any Subsidiary of the Company as a REIT, Qualified REIT Subsidiary, Taxable REIT Subsidiary, partnership or a disregarded entity, as the case may be, or cause the Company to incur entity level income or excise Taxes under the Code (or applicable state Law) or (vii) such action could result in any Tax being imposed on any holder of Company Common Stock or Company Preferred Stock.  Notwithstanding anything to the contrary in this Agreement, (A) such actions (or the inability to complete such actions) shall not affect or modify in any respect the obligations of Parent or Merger Sub under this Agreement, including the amount of or timing of payment of the Merger Consideration and/or the Preferred Stock Consideration, (B) none of the representations, warranties or covenants of the Company or any of the Company Subsidiaries shall be deemed to apply to, or be deemed to be breached or violated by, the transactions or cooperation contemplated by this Section 6.18, and (C) neither the Company nor the Company Board shall be deemed to have made a Recommendation Withdrawal or entered into or agreed to enter or consummated any agreement relating to a Takeover Proposal as a result of providing any cooperation or taking any actions contemplated by this Section 6.18 and no action taken pursuant to this Section 6.18 shall be subject to, or deemed to breach, Section 6.3 or Section 6.4. In conducting any Sales Activities, Parent and its Representatives shall not, and shall cause any potential acquirers of Company Properties and their Representatives not to, (1) unreasonably interfere with the business of the Company or any of the Company Subsidiaries or (2) damage any property or any portion thereof.  None of the Company, the Company Subsidiaries, or their respective Representatives shall be required to provide any confidential information to any potential acquirer of Company Properties pursuant to Section 6.18(a) unless the applicable potential acquirer of Company Properties executes a customary confidentiality agreement reasonably satisfactory to the Company.

Section 6.19          Financing Cooperation.

(a)          Prior to the Closing, the Company shall use its reasonable best efforts, and shall cause the Company Subsidiaries to use reasonable best efforts, to provide customary cooperation, to the extent reasonably requested by Parent in writing, in connection with the offering, arrangement, syndication, consummation or issuance of the Financing or Alternative Financing or Replacement Financing obtained in accordance with Section 6.20 (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any of its Affiliates), including, to the extent so requested, using reasonable best efforts to:

(i)          furnish to Parent and the Financing Parties historical financial statements and other pertinent financial information regarding the Company and the Company Subsidiaries to the extent reasonably requested by Parent and customary in connection with the Financing;

(ii)          furnish to Parent and the Financing Parties customary information regarding the Company and the Company Subsidiaries (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company or the Company Subsidiaries) to the extent reasonably available to the Company or the Company Subsidiaries and reasonably requested by Parent;

(iii)          provide reasonable and customary assistance to Parent in the preparation of (A) customary offering documents, offering memoranda, roadshow presentations, bridge teasers, syndication documents and other syndication materials, including information memoranda and lender presentations for any portion of the Financing, (B) materials for rating agency presentations and (C) other marketing materials reasonably requested by Parent and reasonably necessary for the Financing or Alternative Financing or Replacement Financing obtained in accordance with Section 6.20;

(iv)          make appropriate members of senior management of the Company available at reasonable times and locations and upon reasonable prior notice, to participate in a reasonable number of meetings (including one-on-one meetings or conference calls with Financing Parties, underwriters or ratings agencies), drafting sessions, presentations, road shows, rating agency presentations and due diligence sessions and other syndication activities, provided that any such meeting or communication may be conducted virtually by videoconference or other media;

(v)          cause the Company’s independent auditors to deliver (A) customary “comfort letters” (including customary “negative assurances” comfort) in connection with the Financing and (B) customary consent to use of their audit reports in any materials reasonably necessary for the Financing;

(vi)          provide customary authorization letters (including customary confirmations and undertakings reasonably requested by Parent) authorizing the distribution of Company information to prospective lenders in connection with a syndicated bank financing (including customary representations with respect to presence or absence of material nonpublic information and accuracy of the information contained therein);

(vii)          cooperate with Parent and Merger Sub in their obtaining customary corporate and facilities credit ratings;

(viii)          provide customary prepayment notices within the time period contemplated by (A) the Existing Credit Agreement and (B) any other agreements relating to Indebtedness of the Company or any of the Company Subsidiaries as Parent may reasonably request;

(ix)          provide customary documents reasonably requested by Parent relating to (A) the repayment of (1) the Existing Credit Agreement and (2) any other agreements relating to Indebtedness of the Company or any of the Company Subsidiaries as Parent may reasonably request, and (B) the release of related Liens (if any), including using reasonable best efforts to obtain customary payoff letters in respect of the Existing Credit Agreement and such other agreements relating to Indebtedness of the Company or any of the Company Subsidiaries at least five (5) Business Days prior to the Closing Date;

(x)          provide all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. §1010.230, relating to the Company or any Company Subsidiary as soon as practicable but in any event at least five (5) Business Days prior to the Closing Date, in each case as reasonably requested by Parent at least ten (10) Business Days prior to the Closing Date;

(xi)          cooperate with due diligence of the Financing Parties, to the extent customary and reasonable;

(xii)          consent to the use of the Company’s and the Company Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or the Company Subsidiaries or the Company’s or the Company Subsidiaries’ reputation or goodwill;

(xiii)          provide customary and reasonable assistance requested by Parent in connection with Parent’s preparation of pro forma financial statements and pro forma financial information;

(xiv)          provide customary certificates and other customary closing documents as may be reasonably requested in writing by the Financing Parties (provided that no obligation of the Company or any Company Subsidiary under any such certificate or document shall be effective until the Closing);

(xv)          cause the taking of corporate actions and organizational changes reasonably requested by Parent and within the control of the Company that are reasonably necessary to permit the completion of the Financing;

(xvi)          reasonably assist in the preparation of, and executing and delivering at Closing, the Definitive Agreements and any indentures, notes and purchase agreements relating to the Financing, including assisting with the execution and delivery as of the Closing (but not prior to the Closing) of any guarantee and collateral documents and customary closing certificates as may be reasonably requested by Parent and required by the Commitment Letter or the Financing (provided that no obligation of the Company or any Company Subsidiary under any such document, agreement or certificate shall be effective until the Closing) and otherwise use commercially reasonable efforts to provide customary and reasonable assistance requested by Parent in connection with satisfying the conditions precedent set forth in the Definitive Agreements;

(xvii)          reasonably cooperate with Parent’s legal counsel in connection with any legal opinion that such legal counsel may be required to deliver in connection with the Financing, including using reasonable best efforts to furnish documents required to satisfy any customary negative assurance opinion required in connection with the Financing;

(xviii)          to the extent necessary or advisable, reasonably cooperate to facilitate the pledging of collateral and the executing and delivering of customary pledge and security documents (and any other customary documents or instruments required for the creation and perfection of security interests in the collateral securing the Financing as may be reasonably requested by Parent) or other customary definitive financing documents reasonably requested by the Financing Parties (including customary guarantees and other deliverables), in each case required in connection with the Financing and effective as of the Closing (but not prior to the Closing);

(xix)          provide customary and reasonable assistance to Parent and Merger Sub in obtaining required consents, landlord waivers and estoppels, estoppels and SNDAs from tenants under any leases, ground lease estoppels and consents from fee owners under any Facility Leases, estoppels and consents pursuant to any PILOT documents and surveys and title insurance as reasonably requested by Parent or Merger Sub, including by using reasonable best efforts to provide customary non-imputation title affidavits, title affidavits or similar documents required by a nationally-recognized title company for (A) the deletion of any standard or pre-printed exceptions in any title insurance policies or proforma or (B) the satisfaction of any requirement set forth in any title commitment and, to the extent appropriate, appraisals of the Company Properties; and

(xx)          take any other actions reasonably requested by Parent and necessary to permit the Financing Parties to conduct customary field examinations for third party reports and environmental assessments, and, to the extent appropriate, appraisals of the Company Properties.

(b)          The foregoing notwithstanding, none of the Company nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 6.19 that would: (i) require the Company or the Company Subsidiaries or and of their respective Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Financing (other than any customary authorization letters), except (A) resolutions or consents which are subject to the occurrence of the Closing passed by directors or officers continuing in their positions following the Closing and (B) as expressly provided in Section 6.19(a), (ii) cause any representation or warranty in this Agreement to be breached by the Company or any of its Affiliates, (iii) require the Company or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Financing prior to the Closing or have any obligation of the Company or any of its Affiliates under any agreement, certificate, document or instrument be effective until the Closing, (iv) cause any director, officer, employee or shareholders of the Company or any of its Affiliates to incur any personal liability, (v) conflict with the organizational documents of the Company or any of its Affiliates or any Laws, (vi) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which the Company or any of its Affiliates is a party, (vii) provide access to or disclose information that the Company or any of its Affiliates determines would jeopardize any attorney-client privilege or other applicable privilege or protection of the Company or any of its Affiliates, (viii) require the Company to prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice, or (ix) require the Company to prepare or deliver any Excluded Information.  Nothing contained in this Section 6.19 or otherwise shall require the Company or any of its Affiliates, prior to the Closing, to be an issuer or other obligor with respect to the Financing.  Parent shall, promptly on request by the Company, reimburse the Company or any of its Affiliates for all reasonable and documented out-of-pocket costs incurred by them or their respective Representatives in connection with the Financing or with any such cooperation, and shall indemnify and hold harmless the Company and its Affiliates and their respective Representatives from and against any and all losses actually suffered or incurred by them in connection with the Financing, any action taken by them at the request of Parent or its Representatives pursuant to this Section 6.19, and any information used in connection therewith (other than information provided to Parent in writing by the Company or the Company Subsidiaries specifically in connection with their obligations pursuant to Section 6.19(a)).

(c)          The parties hereto acknowledge and agree that the provisions contained in this Section 6.19 represent the sole obligation of the Company and the Company Subsidiaries with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent, and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations.  In no event shall the receipt or availability of any funds or financing (including the Financing) by Parent any of its Affiliates be a condition to any of Parent’s obligations under this Agreement.  Notwithstanding anything to the contrary in this Agreement, the breach by the Company of any of the covenants required to be performed thereby under this Section 6.19 shall not be considered in determining the satisfaction of the condition set forth in Section 7.2(b) unless such breach is the primary cause of Parent being unable to obtain the proceeds of the Financing at the Closing.

(d)          All non-public or otherwise confidential information regarding the Company or any of its Affiliates obtained by Parent or its Representatives pursuant to this Section 6.19 shall be kept confidential in accordance with the Confidentiality Agreement; provided that Parent shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Financing subject to customary confidentiality arrangements reasonably satisfactory to the Company.

Section 6.20          Financing.

(a)          Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and use reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to obtain funds sufficient to fund the Merger Amounts.  In furtherance and not in limitation of the foregoing, Parent shall use reasonable best efforts to take, or cause to be taken, all actions and use reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing on the terms and subject only to the conditions described in the Commitment Letter as promptly as possible but in any event prior to the Outside Date, including by (i) maintaining in effect the Commitment Letter, (ii) negotiating and entering into definitive agreements with respect to the Financing (the “Definitive Agreements”) consistent with the terms and conditions contained in the Commitment Letter (including, as necessary, the “flex” provisions contained in any related fee letter), (iii) satisfying on a timely basis all conditions in the Commitment Letter and the Definitive Agreements and complying with its obligations thereunder and (iv) enforcing its rights under the Commitment Letter.  Parent shall comply with its obligations, and enforce its rights, under the Commitment Letter and Definitive Agreements in a timely and diligent manner.

(b)          In the event any portion of the Financing contemplated by the Commitment Letter becomes unavailable, regardless of the reason therefor, Parent shall (i) promptly notify the Company in writing of such unavailability and the reason therefor and (ii) use reasonable best efforts to arrange and obtain as promptly as practicable following the occurrence of such event, alternative financing for any such portion from alternative financing sources (the “Alternative Financing”) in an amount sufficient, when taken together with the available portion of the Financing, to fund the Merger Amounts and which does not include any conditions to the consummation of such alternative financing that are more onerous than the conditions set forth in the Commitment Letter as of the date hereof.  Parent shall keep the Company reasonably informed on a current basis of the status of its efforts to arrange and consummate the Financing.  Without limiting the generality of the foregoing, Parent shall promptly notify the Company in writing if there exists any actual or, to the knowledge of Parent, threatened breach, default, repudiation, cancellation or termination by any party to the Commitment Letter or any Definitive Agreement and a copy of any written notice or other written communication from any Financing Party or other financing source with respect to any actual or threatened breach, default, repudiation, cancellation or termination by any party to the Commitment Letter or any Definitive Agreement of any provision thereof.  The foregoing notwithstanding, compliance by Parent with this Section 6.20 shall not relieve Parent of its obligations to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

(c)          Parent shall not, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), consent or agree to any amendment, termination or modification to, or any waiver of any provision under, the Commitment Letter or the Definitive Agreements, if such amendment, modification or waiver (i) decreases the aggregate amount of the Financing (except to the extent Parent has arranged Alternative Financing or Replacement Financing obtained in accordance with Section 6.20(b) or (d), as applicable), (ii) could reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement, (iii) materially and adversely impacts the ability of Parent to enforce its rights against the other parties to the Commitment Letter or the Definitive Agreements, or (iv) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing; provided, that Parent and Merger Sub may amend the Commitment Letter or the Definitive Agreements to add lenders, lead and other arrangers, bookrunners, syndication and other agents or other entities who had not executed the Commitment Letter as of the date of this Agreement.  Upon any amendment or modification of the Commitment Letter requiring the consent of the Company, Parent shall provide a copy thereof to the Company and, to the extent such amendment, replacement, supplement or modification has been made in compliance with this Section 6.20(c), the term “Commitment Letter” means the applicable Commitment Letter as so amended or modified.  Notwithstanding the foregoing, compliance by Parent with this Section 6.20(c) shall not relieve Parent of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available.  To the extent Parent obtains Alternative Financing or Replacement Financing pursuant to Section 6.20(b) or (d), as applicable, or amends, replaces, supplements, modifies or waives any of the Financing pursuant to this Section 6.20(c), references to the “Financing,” “Financing Parties” and “Commitment Letter” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing and/or Replacement Financing, the commitments thereunder and the agreements with respect thereto, or the Financing as so amended, replaced, supplemented, modified or waived.

(d)          Parent shall have the right from time to time prior to the Closing Date to obtain in replacement or supplement of the Commitment Letter for all or a portion of the Financing other debt commitment letters from alternative lenders and/or equity commitment letters (the “Replacement Financing”) that provide for at least the same amount of funding as contemplated by the Commitment Letter and provided that such Replacement Financing (i) is not subject to any condition precedent materially less favorable than the conditions precedent contained in the Commitment Letter as of the date hereof and (ii) could not reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.  Upon any such replacement or supplement, Parent shall provide a copy thereof to the Company and, to the extent such replacement or supplement has been made in compliance with this Section 6.20 the term “Commitment Letter” means the applicable Commitment Letter as so replaced or supplemented.  Notwithstanding the foregoing, compliance by Parent with this Section 6.20(d) shall not relieve Parent of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

ARTICLE VII
CONDITIONS

Section 7.1          Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or, to the extent permitted by Law, waiver on or prior to the Closing Date of the following conditions:

(a)          Stockholder Approval.  The Requisite Stockholder Vote shall have been obtained.

(b)          No Injunctions or Restraints, Illegality.  No Law shall be in effect, and no temporary restraining order, preliminary or permanent injunction or other Order issued by any Governmental Entity of competent jurisdiction after the date of this Agreement shall be in effect, having the effect of making consummation of the Merger illegal or otherwise prohibiting consummation of the Merger.

Section 7.2          Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or, to the extent permitted by Law, waiver by Parent on or prior to the Closing Date of the following conditions:

(a)          Representations and Warranties.  (i) The representations and warranties of the Company set forth in Section 3.10 shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date, (ii) the representations and warranties of the Company set forth in Section 3.5(a) shall be true and correct in all respects, subject only to de minimis inaccuracies, as of the Closing Date as though made on the Closing Date, (iii) the representations and warranties of the Company set forth in Section 3.1, Section 3.2, Section 3.5(b), (c) and (d), Section 3.6(b) and (c) and Section 3.23 shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, and (iv) all other representations and warranties of the Company set forth in Article III of this Agreement shall be true and correct (without giving effect to any qualification or limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) as of the Closing Date as though made on and as of the Closing Date, except where the failure of such representations and warranties to be true and correct (without giving effect to any qualification or limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided, in each case, that to the extent any representation and warranty is made as of an earlier date, such representation and warranty shall be required to be true and correct in the manner set forth in the foregoing clause (i), (ii), (iii) or (iv), as applicable, as of such earlier date.

(b)          Performance of Obligations of the Company.  The Company shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement prior to the Closing.

(c)          Officer’s Certificate.  Parent shall have received a certificate from an executive officer of the Company confirming the satisfaction of the conditions set forth in Section 7.2(a) and Section 7.2(b).

(d)          REIT Opinion. Parent shall have received a written opinion of Company Tax Counsel or other nationally recognized tax counsel to the Company, dated as of the Closing Date, upon which Parent may rely, and substantially in the form attached as Section 7.2(d) of the Company Disclosure Schedule, to the effect that, for all taxable periods of the Company commencing with the Company’s taxable year that ended on September 30, 2017, (i) the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and (ii) the Company’s prior, current and proposed ownership, organization and method of operation have enabled the Company to continue to meet the requirements for qualification and taxation as a REIT under the Code (x) for all such taxable periods through and including its most recently completed taxable year and (y) for its final taxable year commencing immediately after the end of its most recently completed taxable year and concluding with (and inclusive of) the Effective Time (taking into account those certain tax consequences described in Section 1.10). Such opinion shall be subject to customary exceptions, assumptions, and qualifications and based on representations contained in an officer’s certificate executed by the Company and described in Section 6.17(a).

Section 7.3          Conditions to Obligations of the Company.  The obligations of the Company to effect the Merger are further subject to the satisfaction or, to the extent permitted by Law, waiver by the Company, on or prior to the Closing Date of the following conditions:

(a)          Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 4.2(a), Section 4.8, Section 4.12 and Section 4.13 shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date and (ii) all other representations and warranties of Parent and Merger Sub set forth in Article IV shall be true and correct (without giving effect to any qualification or limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) as of the Closing Date as though made on and as of the Closing Date, except where the failure of such representations and warranties to be true and correct (without giving effect to any qualification or limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; provided, in each case, that to the extent any representation and warranty is made as of an earlier date, such representation and warranty shall be required to be true and correct in the manner set forth in the foregoing clause (i) or (ii), as applicable, as of such earlier date.

(b)          Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement prior to the Closing.

(c)          Officer’s Certificate.  The Company shall have received a certificate from an executive officer of Parent confirming the satisfaction of the conditions set forth in Section 7.3(a) and Section 7.3(b).

Section 7.4          Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other transactions contemplated hereby, or as a basis for terminating this Agreement and abandoning the Mergers, on the failure of any condition set forth in this Article VII to be satisfied, if such failure was principally caused by such party’s breach of this Agreement, failure to act in good faith or failure to use its reasonable best efforts to consummate the Merger or the other transactions contemplated hereby in accordance with Section 6.5.

ARTICLE VIII
TERMINATION AND AMENDMENT

Section 8.1          Termination.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Requisite Stockholder Vote (with any termination by Parent also being an effective termination by Merger Sub):

(a)          by mutual written consent of Parent and the Company;

(b)          by either Parent or the Company, by written notice to the other, if:

(i)          the Merger shall not have been consummated on or before May 5, 2022 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose breach of any of its obligations under Section 6.5 has been a principal cause of the failure of the Merger to be consummated by the Outside Date;

(ii)         after the date of this Agreement, any Governmental Entity of competent jurisdiction issues an Order or takes any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party whose breach of any of its obligations under Section 6.5 has been a principal cause of such Order or action; or

(iii)       the Requisite Stockholder Vote shall not have been obtained upon a vote taken thereon at the Company Stockholders Meeting or at any adjournment or postponement thereof.

(c)          by Parent, by written notice to the Company:

(i)         if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) is reasonably incapable of being cured by the Company by the Outside Date or (B) if reasonably capable of being cured by the Company by the Outside Date, has not been cured by the Company within forty-five (45) days following written notice to the Company from Parent of such breach, and, in each case, would result in a failure of any condition set forth in Section 7.2(a) or Section 7.2(b); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if it is then in material breach of any representation, warranty, covenant or agreement hereunder; or

(ii)        prior to obtaining the Requisite Stockholder Vote, if the Company Board or any committee thereof shall have (1) effected a Recommendation Withdrawal, (2) failed to recommend against any then-pending tender or exchange offer that constitutes a Takeover Proposal within the earlier of two (2) Business Days prior to the Company Stockholders Meeting and ten (10) Business Days after it is announced or (3) failed, within ten (10) Business Days after a written request by Parent following the public announcement of a Takeover Proposal, to reaffirm the Company Board Recommendation, which request may be made only once with respect to any such Takeover Proposal except that Parent may make an additional request after any material change in the terms of such Takeover Proposal;

(d)          by the Company, by written notice to Parent:

(i)          if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) is reasonably incapable of being cured by Parent or Merger Sub, as the case may be, by the Outside Date or (B) if reasonably capable of being cured by Parent or Merger Sub by the Outside Date, has not been cured by Parent or Merger Sub, as the case may be, within forty-five (45) days following written notice to Parent or Merger Sub, as the case may be, from the Company of such breach, and, in each case, would result in a failure of any condition set forth in Section 7.3(a) or Section 7.3(b); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if it is then in material breach of any representation, warranty, covenant or agreement hereunder; or

(ii)          prior to obtaining the Requisite Stockholder Vote, in connection with a Superior Proposal pursuant to, and subject to the terms and conditions of, Section 6.3(d) and (e).

Section 8.2          Effect of Termination.  In the event of any valid termination of this Agreement as provided in Section 8.1, the obligations of the parties shall terminate and there shall be no liability on the part of any party with respect thereto, except for the confidentiality provisions of Section 6.4 (Access to Information) and the provisions of Section 6.7 (Expenses), Section 6.9 (Public Announcements), this Section 8.2 (Effect of Termination), Section 8.3 (Termination Fees) and

Article IX (General Provisions), each of which shall survive the termination of this Agreement and remain in full force and effect; provided, however, that none of Parent, Merger Sub or the Company shall be released from any liabilities or damages arising out of any willful and material breach of this Agreement or fraud prior to such termination.

Section 8.3          Termination Fees.

(a)          In the event that this Agreement is terminated by either the Company or Parent pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(c)(i) and (i) a Takeover Proposal was first publicly proposed or announced by any Person after the date of this Agreement and not withdrawn or abandoned as of such termination (in the case of a termination pursuant to Section 8.1(b)(i) or Section 8.1(c)(i)) or the time of the Company Stockholders Meeting (in the case of a termination pursuant to Section 8.1(b)(iii)), and (ii) the Company enters into a definitive agreement with respect to and consummates a transaction constituting a Takeover Proposal with any Person within twelve (12) months after such termination of this Agreement, then, on the date of consummation of such transaction, the Company shall pay or cause to be paid to Parent (or its designees) the Company Termination Fee (less any amount paid by the Company to Parent pursuant to Section 8.3(f)) by wire transfer of immediately available funds to an account designated in writing by Parent. For purposes of this Section 8.3(a), each reference to “20%” or “80%” in the definition of “Takeover Proposal” shall be deemed to be a reference to “50%”.

(b)          In the event that this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii), then, prior to or concurrently with such termination, the Company shall pay or cause to be paid to Parent the Company Termination Fee by wire transfer of immediately available funds to an account designated in writing by Parent.

(c)          In the event that this Agreement is terminated by Parent pursuant to Section 8.1(c)(ii), then the Company shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay or cause to be paid to Parent the Company Termination Fee by wire transfer of immediately available funds to an account designated in writing by Parent.

(d)          The parties agree and understand that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, (i) if Parent receives the Company Termination Fee from the Company when such Company Termination Fee is due pursuant to this Section 8.3, such payment shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and the Company Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, the “Company Related Parties”) and none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby and none of Parent, Merger Sub or any other Person shall be entitled to bring or maintain any other claim, action or proceeding against the Company or any other Company Related Party arising out of this Agreement, the Merger or any matters forming the basis for such termination; provided that the foregoing shall not limit the obligations of the Company set forth in the last sentence of this Section 8.3(d). For the avoidance of doubt, while Parent and Merger Sub may pursue both a grant of specific performance (solely in accordance with Section 9.12) and the payment of the Company Termination Fee (solely in accordance with this Section 8.3) or monetary damages, under no circumstances shall Parent and Merger Sub be entitled to receive both a grant of specific performance requiring the Company to consummate the Merger and any money damages, including all or any portion of the Company Termination Fee, and while the Company may pursue both a grant of specific performance and the payment of monetary damages, under no circumstances shall the Company be entitled to receive both a grant of specific performance requiring the Parent and Merger to consummate the Merger and any money damages. The parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the parties would not enter into this Agreement, and that any amounts payable pursuant to this Section 8.3 do not constitute a penalty. If the Company fails to pay any amount that may become due pursuant to this Section 8.3 within the time periods specified in this Section 8.3, the Company shall pay the reasonable and documented out-of-pocket costs and expenses (including reasonable and documented legal fees and expenses of outside counsel) incurred by Parent and Merger Sub in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(e)          Notwithstanding anything to the contrary set forth in this Agreement (including Section 8.3(d)), nothing herein shall relieve any party from any liability or damages resulting from any fraud or any willful and material breach of this Agreement.

(f)          In the event that this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(iii), the Company shall reimburse Parent and its Affiliates, by wire transfer of immediately available funds to an account designated by Parent no later than two (2) Business Days after submission of reasonable documentation therefor, for all of their out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial advisors, lenders, experts and consultants) actually incurred or accrued in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, in an amount not to exceed $10,000,000.

(g)          If the Company becomes obligated to pay the Company Termination Fee under this Section 8.3, then, if requested by Parent, the Company shall deposit into escrow an amount in cash equal to the Company Termination Fee with an escrow agent selected by the Company that is reasonably acceptable to Parent pursuant to a written escrow agreement (the “Company Termination Fee Escrow Agreement”) reflecting the terms set forth in this Section 8.3(g) and otherwise reasonably acceptable to the escrow agent. The Company Termination Fee Escrow Agreement shall provide that the Company Termination Fee in escrow or the applicable portion thereof shall be released to Parent on an annual basis based upon the delivery by Parent to the escrow agent of any one (or a combination) of the following: (i) a letter from Parent’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to Parent without causing Parent to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the applicable taxable year of Parent determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(I) or 856(c)(3)(A)-(I) of the Code (such income, “Qualifying REIT Income”), in which case the escrow agent shall release to Parent such maximum amount stated in the accountant’s letter; (ii) a letter from Parent’s counsel indicating that Parent received a private letter ruling from the IRS holding that the receipt by Parent of the Company Termination Fee would either constitute Qualifying REIT Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to Parent the remainder of the Company Termination Fee; or (iii) a letter from Parent’s counsel indicating that Parent has received a tax opinion from its outside counsel or accountant, respectively, to the effect that the receipt by Parent of the Company Termination Fee should either constitute Qualifying REIT Income or should be excluded from gross income within the meaning of Section 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to Parent the remainder of the Company Termination Fee. The Company Termination Fee Escrow Agreement shall further provide that, at the end of the third calendar year beginning after the date on which the Company’s obligation to pay the Company Termination Fee arose (or earlier if directed by Parent), any remaining amount then being held in escrow by the escrow agent shall be disbursed to the Company. The parties agree to cooperate in good faith to amend this Section 8.3(g) at the reasonable request of Parent in order to (A) maximize the portion of the applicable Company Termination Fee that may be distributed to Parent hereunder without causing Parent to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (B) improve Parent’s chances of securing the favorable private letter ruling from the IRS described in this Section 8.3(g) or (C) assist Parent in obtaining the favorable tax opinion from its outside counsel or accountant described in this Section 8.3(g). The Company Termination Fee Escrow Agreement shall provide that Parent shall bear all costs and expenses under the Company Termination Fee Escrow Agreement. The Company shall not be a party to the Company Termination Fee Escrow Agreement and shall not bear any liability, cost or expense resulting directly or indirectly from the Company Termination Fee Escrow Agreement (other than any Taxes imposed on the Company in connection therewith).

Section 8.4          Procedure for Termination.  A termination of this Agreement pursuant to Section 8.1 shall, in order to be effective, require in the case of the Company, to the extent permitted by Law, action by the Company Board or a duly authorized designee thereof. Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of the Company. A terminating party shall provide written notice of termination to the other parties specifying with reasonable particularity the basis for this termination. If more than one provision in Section 8.1 is available to a terminating party in connection with a termination, a terminating party may rely on any or all available provisions in Section 8.1 for any termination.

ARTICLE IX
GENERAL PROVISIONS

Section 9.1            Non-Survival of Representations, Warranties, Covenants and Agreements.  None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article IX.

Section 9.2           Disclosures.  For purposes of the representations and warranties of Company, Parent and Merger Sub contained herein, disclosure in any section of the Company Disclosure Schedule, or other document delivered by the Company, Parent or Merger Sub, as applicable, in connection with the Merger shall qualify and apply to (a) the corresponding Section or subsection of this Agreement and (b) the other sections or subsections of this Agreement, to the extent that it is reasonably apparent from the face of such disclosure that it also qualifies or applies to such other sections.  The inclusion of any information in the Company Disclosure Schedule or other document delivered by the Company, Parent or Merger Sub, as applicable, pursuant to this Agreement shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

Section 9.3           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally or by email in the form of a .pdf attachment (provided that any such email notice must contain the following “all caps” notation in the subject line “MERGER AGREEMENT OFFICIAL NOTICE”), (b) on the first (1st) Business Day following the date of dispatch if delivered by a recognized next-day courier service or (c) on the third (3rd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Parent or Merger Sub, to:

c/o Industrial Logistics Properties Trust
255 Washington Street
Newton, MA 02458
Attention:	John G. Murray
Email:	jmurray@rmrgroup.com

with a copy to (which shall not constitute notice):

The RMR Group LLC
255 Washington Street, Suite 300
Newton, MA 02458
Attention:	Jennifer B. Clark
E-mail:	jclark@rmrgroup.com

and

Hunton Andrews Kurth LLP
200 Park Avenue
New York, NY 10166
Attention:	Laurie A. Grasso
Steven M. Haas
E-mail:	lgrasso@huntonak.com
shaas@huntonak.com

If to the Company, to:

Monmouth Real Estate Investment Corporation
101 Crawfords Corner Road, Suite 1405

Holmdel, NJ 07733
Attention:	Michael P. Landy, Chief Executive Officer
Email:	mlandy@mreic.com

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	Robin Panovka
Sabastian V. Niles
Mark A. Stagliano
Email:	RPanovka@wlrk.com
SVNiles@wlrk.com
MAStagliano@wlrk.com

and

Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
Attention:	Jeffrey S. Lowenthal
James Z. Fang
Email:	jlowenthal@stroock.com
jfang@stroock.com

Section 9.4          Interpretation.

(a)          When a reference is made in this Agreement to a Section, clause or Schedule, such reference shall be to a Section or clause of or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The phrases “the date of this Agreement”, “the date hereof” and terms of similar import will be deemed to refer to November 5, 2021. Whenever the content of this Agreement permits, the masculine gender will include the feminine and neuter genders, and a reference to singular or plural will be interchangeable with the other. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. Whenever the word “or” is used in this Agreement, it shall be construed in the inclusive sense of “and/or”.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute, as amended from time to time, and to the rules and regulations promulgated thereunder. References to “$” and “dollars” are to the currency of the United States of America. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The words “hereby,” “herein,” “hereof,”

“hereunder” and words of similar import refer to this Agreement as a whole (including any Schedules delivered herewith) and not merely to the specific section, paragraph or clause in which such word appears.  If the day by which an action is required or permitted to be taken under this Agreement is a non-Business Day, then such action may be taken on the next succeeding Business Day.

(b)          The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c)          The words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall include, when used with reference to documents or other materials required to be provided or made available to Parent or Merger Sub, any documents or other materials posted to the electronic data room maintained by the Company through IntraLinks, Inc. or filed or furnished to the SEC and publicly available, in each case as of 9:00 a.m., Eastern Time, on the date of this Agreement.

Section 9.5          Counterparts; Effectiveness.  This Agreement may be executed and delivered in two (2) or more counterparts, including by facsimile or other form of electronic transmission, each of which shall be deemed to be an original but all of which shall constitute one and the same instrument. This Agreement shall become effective when each party has received counterparts thereof signed and delivered (by electronic communication, facsimile or otherwise) by all of the other parties.

Section 9.6          Entire Agreement; No Third Party Beneficiaries.

(a)          This Agreement (including any Exhibits), the Company Disclosure Schedule, the Confidentiality Agreement and the Commitment Letter constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

(b)          This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except (i) as set forth in or contemplated by the terms and provisions of Section 6.8 and Section 9.13; and (ii) from and after the Effective Time, the rights of holders of Company Common Shares, Company Preferred Shares, Options and Restricted Stock Awards to receive the Merger Consideration, the Preferred Stock Consideration or other payments set forth in Article II.

(c)          The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with Section 9.10(b) without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.7          Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy in any jurisdiction, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Notwithstanding the foregoing, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 9.8          Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void; provided, however, that (a) Parent may assign this Agreement or any or all of its rights and obligations hereunder to any Affiliate, joint venture or partnership without the prior written consent of the Company, in which case Parent shall promptly notify the Company of such assignment and the identity of such assignee, and Parent nonetheless shall remain responsible for the performance of all of its obligations hereunder, provided that no such assignment shall be permitted if it would reasonably be expected to prevent, delay or impede the consummation of the transactions contemplated by this Agreement; and (b) Parent and Merger Sub may grant a security interest in their respective rights under this Agreement, in whole or in part, in connection with the Financing.  This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 9.9          Amendment.  This Agreement may be amended by the parties at any time before or after the Requisite Stockholder Vote is obtained, but after such approval no amendment shall be made which by Law or in accordance with the rules of any relevant stock exchange requires further approval by the stockholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 9.10          Extension; Waiver.  At any time prior to the Effective Time, the parties, by action taken or authorized by their respective boards of directors or trustees, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 9.11          Governing Law and Venue; Waiver of Jury Trial.

(a)          This Agreement and any disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby (whether in contract, tort or otherwise) shall be governed by and construed in accordance with the laws of the State of Maryland, without regard to principles of conflicts of law thereof.

(b)          EACH OF THE PARTIES HERETO IRREVOCABLY (I) AGREES THAT ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT (INCLUDING ANY EXHIBITS), THE COMPANY DISCLOSURE SCHEDULE AND THE CONFIDENTIALITY AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY EXHIBITS), SHALL BE BROUGHT AND EXCLUSIVELY VENUED IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF MARYLAND, NORTHERN DIVISION, OR, ONLY IF THAT COURT LACKS SUBJECT MATTER JURISDICTION, IN THE CIRCUIT COURT FOR BALTIMORE CITY, MARYLAND; (II) SUBMITS TO THE PERSONAL JURISDICTION OF THE COURTS REFERRED TO IN THE PRECEDING CLAUSE (I) (AND TO THE JURISDICTION OF ANY COURT TO WHICH AN APPEAL MAY BE TAKEN FROM SUCH COURTS); AND (III) WAIVES, AND AGREES NOT TO ASSERT AS A DEFENSE IN ANY SUCH ACTION OR PROCEEDING, LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON-CONVENIENS, AND AGREES NOT TO SEEK TRANSFER TO ANY OTHER VENUE.  EACH OF THE PARTIES FURTHER CONSENTS TO THE ASSIGNMENT OF ANY PROCEEDING IN THE CIRCUIT COURT FOR BALTIMORE CITY, MARYLAND TO THE BUSINESS AND TECHNOLOGY CASE MANAGEMENT PROGRAM PURSUANT TO MARYLAND RULE 16-308 (OR ANY SUCCESSOR THERETO).  THE PARTIES AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)          EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE IN CONNECTION WITH THIS AGREEMENT (INCLUDING ANY EXHIBITS) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT (INCLUDING ANY EXHIBITS), THE COMPANY DISCLOSURE SCHEDULE AND THE CONFIDENTIALITY AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY EXHIBITS). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT (INCLUDING

ANY EXHIBITS) BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11(c).

Section 9.12          Remedies; Specific Performance. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.  The parties agree that irreparable harm would occur and the parties would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that prior to the valid and effective termination of this Agreement in accordance with Article VIII, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity. Notwithstanding anything to the contrary in this Agreement, the Company shall not be entitled to seek specific performance to cause Parent and Merger Sub to consummate the Merger and the Closing and to make the payments contemplated by this Agreement unless (A) the conditions to Closing set forth in Section 7.1 and Section 7.2 have been satisfied or waived (other than those conditions that, by their terms, are to be satisfied at the Closing; provided, that those conditions are then capable of being satisfied at the Closing), and (B) the Company has confirmed by written notice to Parent that the date the Closing should have occurred pursuant to Section 1.2(a) has occurred and that the Company is ready, willing and able to consummate the Merger on the date of such written notice.

Section 9.13          Certain Financing Provisions.  The Company, on behalf of itself, the Company Subsidiaries and each of its controlled Affiliates, hereby: (a) agrees that any legal action, whether in Law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement,  the Financing or any of the agreements (including the Commitment Letter) entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof, and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, and agrees not to bring or support any such legal action against any Financing Party in any forum other than such courts, (b) agrees that any such legal action shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state), except as otherwise provided in any agreement relating to the Financing, (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any such legal action brought against the Financing Parties in any way arising out of or relating to, this Agreement, the Financing or any of the agreements (including the Commitment Letter) entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (d) agrees that none of the Financing Parties shall have any liability to the Company, the Company Subsidiaries and each of their respective Affiliates relating to or arising out of this Agreement, the Financing or any of the agreements (including the Commitment Letter) entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder (subject to the last sentence of this Section 9.13), and (e) agrees that the Financing Entities are express third party beneficiaries of, and may enforce, any of the provisions of this Section 9.13 and that this Section 9.13 may not be amended without the written consent of the Financing Entities.  Notwithstanding the foregoing, nothing in this Section 9.13 shall in any way limit or modify the rights and obligations of Parent under this Agreement, or any Financing Party’s obligations to Parent under the Commitment Letter.

Section 9.14          Definitions.  As used in this Agreement:

“Action” means any action, claim, suit, complaint, arbitration, subpoena, injunction or proceeding.

An “Affiliate” of any Person means another Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Merger Consideration” has the meaning set forth in Section 2.1(a).

“Agreement” has the meaning set forth in the preamble hereto.

“Alternative Financing” has the meaning set forth in Section 6.20(b).

“Articles of Merger” has the meaning set forth in Section 2.1(b).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.2(c).

“beneficially own” (and the related term “beneficial ownership”) has the meaning given under Section 13(d) of the Exchange Act.

“Book-Entry Shares” has the meaning set forth in Section 1.6(f).

“Business Day” means any day other than a Saturday, a Sunday or any day on which the SEC or banking institutions in the City of New York are authorized or required by Law or executive order to be closed.

“Bylaws” means the Bylaws of the Company, as in effect as of the date of this Agreement.

“Certificate of Merger” has the meaning set forth in Section 2.1(b).

“Certificates” has the meaning set forth in Section 1.6(f).

“Claim” has the meaning set forth in Section 6.8(b).

“Closing Date” has the meaning set forth in Section 1.2(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letter” has the meaning set forth in Section 4.10(a).

“Common Book-Entry Shares” has the meaning set forth in Section 1.6(c).

“Common Certificate” has the meaning set forth in Section 1.6(c).

“Closing” has the meaning set forth in Section 1.2(a).

“Company” has the meaning set forth in the preamble hereto.

“Company Benefit Plans” means each employee benefit plan, scheme, program, policy, arrangement and contract (including any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, deferred compensation, retiree medical or life insurance, stock bonus, stock purchase, restricted stock, stock option or other equity or equity-based arrangement, phantom equity, collective bargaining, employment, individual consulting or contracting, termination, retention, incentive, bonus, change in control, separation pay, stay, retention, salary continuation, or severance agreement, plan, program, policy, arrangement or contract) (x) under which any current or former director, officer, employee or other service provider of the Company or any of the Company Subsidiaries has any present or future right to benefits, (y) that is maintained, sponsored or contributed to (or required to be contributed to) by the Company or any of the Company Subsidiaries or which the Company or any of the Company Subsidiaries has any obligation to maintain, sponsor or contribute, or (z) otherwise with respect to which the Company or any of the Company Subsidiaries has (or could incur) any direct or indirect liability, whether contingent or otherwise (including on behalf of an ERISA affiliate).

“Company Board” means the Board of Directors of the Company.

“Company Board Recommendation” has the meaning set forth in Section 3.2(b).

“Company Capitalization Date” has the meaning set forth in Section 3.5(a).

“Company Common Share” has the meaning set forth in Section 1.6(a).

“Company Common Stock” has the meaning set forth in Section 1.6(a).

“Company Disclosure Schedule” has the meaning set forth in Article III.

“Company DRIP” means the Dividend Reinvestment and Stock Purchase Plan of the Company.

“Company Financial Advisors” has the meaning set forth in Section 3.16.

“Company Material Adverse Effect” means any event, change, circumstance or effect that, individually or in the aggregate, is or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute or be considered in determining whether a Company Material Adverse Effect has occurred:  (a) changes or fluctuations in the United States or global economy or any securities, capital, credit or financial markets or market conditions, including changes in interest rates, inflation and credit conditions; (b) national or international political conditions or changes therein

(including the commencement, continuation or escalation of acts of war, armed hostilities, sabotage or other acts of terrorism), or any acts of civil disobedience or unrest or responses thereto; (c) changes that are the result of factors generally affecting the real estate industry or the geographic areas in which the Company or any of the Company Subsidiaries operate; (d) any loss of, or adverse change in, the relationship of the Company or any of the Company Subsidiaries with its lessees, employees, suppliers, financing sources, business partners, regulators or other third parties caused by the identity of Parent, the execution of this Agreement or the announcement, negotiation, existence or performance of the transactions contemplated by this Agreement (provided, that this clause (d) shall not apply to the use of Company Material Adverse Effect in Section 3.4 (or Section 7.2(a) as it relates to Section 3.4)); (e) changes in GAAP, the rules or policies of the Public Company Accounting Oversight Board or any applicable Law or interpretation, application or enforcement of any of the foregoing; (f) any failure by the Company to meet any internal or external projections, forecasts or estimates of revenues, earnings, cash flow, funds from operations or other metrics for any period; provided that the exception in this clause (f) shall not preclude a determination that any event, change, circumstance or effect underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect, to the extent not otherwise excluded hereunder; (g) the suspension of trading in securities on the NYSE or a decline in the price, or a change in the trading volume, of the Company Common Stock on the NYSE; provided that the exception in this clause (g) shall not preclude a determination that any event, change, circumstance or effect underlying such suspension or decline has resulted in, or contributed to, a Company Material Adverse Effect, to the extent not otherwise excluded hereunder; (h) any event, change, circumstance or effect resulting from or relating to COVID-19 or any Contagion Event arising therefrom; (i) any event, change, circumstance or effect resulting from or relating to any earthquakes, hurricanes, tornados or other weather conditions, natural disasters, Contagion Events (other than COVID-19, which is the subject of clause (h)) or force majeure events; (j) any change or announcement of a potential change in the credit rating of the Company or any of the Company Subsidiaries or any of their securities; provided that the exception in this clause (j) shall not preclude a determination that any event, change, circumstance or effect underlying such change or announcement of a potential change has resulted in, or contributed to, a Company Material Adverse Effect, to the extent not otherwise excluded hereunder; or (k) compliance by the Company with the terms of this Agreement, including the failure of the Company to take any action as a result of restrictions in Article V of this Agreement, or any actions taken, or failure to take any action, which Parent has requested in writing or to which Parent has consented in writing; provided that the exceptions in clauses (a), (b), (c), (e) and (i) shall not apply to the extent such event, change, circumstance or effect disproportionately and adversely affects the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the same industry in which the Company and the Company Subsidiaries operate.

“Company Permits” has the meaning set forth in Section 3.12(b).

“Company Preferred Share” has the meaning set forth in Section 1.6(e).

“Company Preferred Stock” has the meaning set forth in Section 1.6(e).

“Company Property” has the meaning set forth in Section 3.15(a).

“Company Related Parties” has the meaning set forth in Section 8.3(d).

“Company SEC Documents” has the meaning set forth in Section 3.7(a).

“Company Securities” has the meaning set forth in Section 3.5(b).

“Company Stockholders Meeting” has the meaning set forth in Section 6.2.

“Company Subsidiaries” has the meaning set forth in Section 3.6.

“Company Subsidiary” has the meaning set forth in Section 3.6.

“Company Subsidiary Partnership” has the meaning set forth in Section 3.17(i).

“Company Subsidiary Securities” has the meaning set forth in Section 3.6.

“Company Tax Counsel” means Stroock & Stroock & Lavan LLP.

“Company Tax Protection Agreements” has the meaning set forth in Section 3.17(i).

“Company Termination Fee” means $72,000,000.

“Company Termination Fee Escrow Agreement” has the meaning set forth in Section 8.3(g).

“Condition Satisfaction Date” has the meaning set forth in Section 1.2(a).

“Confidentiality Agreement” means the the Non-Disclosure, Standstill and Non-solicitation Agreement, dated as of February 5, 2021, by and between the Company and Parent.

“Contagion Event” means any outbreak, ongoing effect, worsening or additional wave of any contagious disease, epidemic or pandemic (including COVID-19) or any state of emergency, martial law, shelter-in-place, quarantine, stay-at-home, social distance, shut down, closure, sequester, masking, vaccine or similar directive, policy, recommendation, guidance or other action by any Governmental Entity or quasi-governmental authority in response or related thereto.

“Constituent Documents” means, with respect to any entity, the articles or certificate of incorporation, the bylaws of such entity, or any similar charter or other governing documents of such entity.

“Contract” means, with respect to any Person, all contracts, agreements, leases and other binding instruments to which such Person is a party.

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence, evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“D&O Insurance” has the meaning set forth in Section 6.8(f).

“DE SOS” has the meaning set forth in Section 2.1(b).

“Definitive Agreements” has the meaning set forth in Section 6.20(a).

“Development Contract” has the meaning set forth in Section 3.15(e).

“DLLCA” has the meaning set forth in the recitals hereto.

“Effective Time” has the meaning set forth in Section 1.2(b).

“Environmental Law” means any foreign, federal, state or local law, treaty, statute, rule, regulation, Order, ordinance, decree, injunction, judgment, governmental restriction or any other requirement of law (including common law) regulating or relating to the protection of  human health or safety with respect to exposure to Hazardous Substances, the environment and natural resources, including, without limitation, laws relating to the protection of ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation, wetlands, pollution, contamination or the use, generation, management, handling, transport, treatment, disposal, storage, release and/or threatened release of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code or Section 4001(a)(14) or 4001(b)(1) of ERISA.

“Excess Stock” has the meaning set forth in Section 3.5(a).

“Exchange Act” means the Securities Exchange Act of 1934.

“Existing Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of November 15, 2019, by and among the Company, as borrower, Bank of Montreal, as administrative agent, and the other lenders, guarantors and parties from time to time party thereto (as amended, restated, supplemented or otherwise modified from time to time prior to the date hereof).

“Extended Closing Date” has the meaning set forth in Section 1.2(a).

“Facility Lease” has the meaning set forth in Section 3.15(b).

“Financing” has the meaning set forth in Section 4.10(a).

“Financing Entities” means each debt provider (including each agent and arranger) that commits to provide Financing to Parent pursuant to the Commitment Letter; provided that neither Parent nor any of its Affiliate shall be a Financing Entity.

“Financing Parties” means each Financing Entity, and their respective Representatives and Affiliates and their respective successors and assigns; provided that neither Parent nor any of its Affiliates shall be a Financing Party.

“GAAP” means the United States generally accepted accounting principles.

“Governmental Entity” means any nation or government, any state, agency, commission, or other political subdivision thereof, any regulatory authority or any entity (including a court) of competent jurisdiction properly exercising executive, legislative, arbitral body, judicial or administration functions of the government.

“Hazardous Substance” means any substance, chemical, material or waste which is now or in the future defined as a “hazardous substance,” “hazardous material,” “hazardous waste,” “toxic substance,” “toxic pollutant,” “regulated substance,” “contaminant,” or “pollutant” (or words of similar import) within the meaning of or regulated or addressed under any Environmental Law. Without limitation of the generality of the foregoing, Hazardous Substance includes the following: significant mold; petroleum and petroleum products and compounds containing them or derived from them, including gasoline, diesel fuel, oil, and other fuels and petroleum products or fractions thereof; pesticides and herbicides; radon; carcinogenic materials; explosives; flammable materials; infectious materials; corrosive materials; mutagenic materials; radioactive materials; polychlorinated biphenyls (PCBs), and compounds containing them; per- and polyfluoroalkyl substances (PFAS); lead and lead-based paint; asbestos or asbestos containing materials in any form that is or could become friable; underground or aboveground storage tanks, whether empty or containing any substance; any medical products or devices, including those materials defined as “medical waste” or “biological waste” under relevant statutes or regulations pertaining to any Environmental Law; and any other substance the presence of which on, under, or about the Real Property is regulated by or prohibited by any Governmental Entity.

“Incentive Plans” means the Amended and Restated 2007 Incentive Award Plan of the Company, as amended and restated on May 18, 2017 and any other Company employee or director stock option, stock purchase or equity compensation plans, arrangements or agreements.

“Indebtedness” means, with respect to any Person, without duplication, all obligations of or undertakings by (including, as applicable, in respect of outstanding principal and accrued and unpaid interest, fees, penalties, premiums and any other fees, expenses or breakage costs) by such Person (a) for borrowed money (including deposits or advances of any kind to such Person), (b) evidenced by bonds, debentures, notes or similar instruments, (c) for capitalized leases, synthetic lease obligations or to pay the deferred and unpaid purchase price of property or equipment (other than trade payables entered into in the ordinary course of business), (d) pursuant to securitization or factoring programs or arrangements, (e) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly owned Subsidiaries or between or among the Company and its wholly owned Subsidiaries), (f) in the nature of net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination), (g) in the nature of letters of credit, bank guarantees, security or performance bonds or similar Contracts or arrangements entered into by or on behalf of such Person, (h) for all Indebtedness of other Persons secured by a Lien on property or assets owned or acquired by such first Person, whether or not the indebtedness secured thereby has been assumed, (i) for the deferred purchase price of property or services already delivered (other than trade debt and trade payables incurred in the ordinary course of business and not overdue), including any “earn-out” or similar payments (contingent or otherwise) for past acquisitions, and (j) for all guarantees of such Person of any indebtedness of any other Person described in clauses (a) through (g), other than a wholly owned Subsidiary of such Person.

“Indemnified Party” has the meaning set forth in Section 6.8(a).

“Intellectual Property” means:  (a) trademarks, service marks, logos, trade names and trade dress, (b) domain names, (c) copyrights and other works of authorship (whether or not copyrightable), database rights and moral rights, (d) software and computer programs (whether in object code or source code form), data, databases, tools, firmware, systems, and related documentation, (e) patents, (f) trade secrets, know-how, and other confidential or proprietary information, ideas, formulas, source code, compositions, processes, technologies, methods, algorithms, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and proposals, pricing and cost information and customer and supplier data, lists and information, (g) all other intellectual property and proprietary information and rights, including in each of (a) through (f), whether protected, created or arising under the Laws of the United States or any other jurisdiction, and (h) all registrations and applications for registration of any of the foregoing.

“IRS” means the Internal Revenue Service.

“knowledge” means (a) with respect to Parent, the actual knowledge of John Murray and Richard Siedel, and (b) with respect to the Company, the actual knowledge of the individuals named in Section 9.1 of the Company Disclosure Schedule.

“Law” means any statute, law, act, code, ordinance, rule or regulation (domestic or foreign) issued, promulgated or entered into by or with any Governmental Entity.

“Liens” means any mortgage, pledge, hypothecation, assignment, encumbrance, lien (statutory or other), other charge or security interest.

“Material Contract” has the meaning set forth in Section 3.22(a).

“Merger” has the meaning set forth in the recitals hereto.

“Merger Amounts” has the meaning set forth in Section 4.10(c).

“Merger Consideration” has the meaning set forth in Section 1.6(b), subject to adjustment pursuant to Section 1.8, if applicable.

“Merger Sub” has the meaning set forth in the preamble hereto.

“MGCL” has the meaning set forth in the recitals hereto.

“NYSE” means The New York Stock Exchange.

“Option” means any option to purchase Company Common Shares granted under any of the Incentive Plans or otherwise.

“Order” means any order, writ, injunction, decree or judgment issued, promulgated or entered by any Governmental Entity.

“other party” means, with respect to the Company, Parent and Merger Sub, and with respect to Parent or Merger Sub, the Company, in each case unless the context otherwise requires.

“Outside Date” has the meaning set forth in Section 8.1(b)(i).

“Parent” has the meaning set forth in the preamble hereto.

“Parent Material Adverse Effect” means any event, change, circumstance or effect that has prevented, materially delayed or materially impaired, or would prevent, materially delay or materially impair, the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

“parties” has the meaning set forth in the preamble hereto.

“Paying Agent” has the meaning set forth in Section 2.1(a).

“Permit” means governmental licenses, authorizations, permits, certificates, registrations, consents, franchises, variances, exemptions, waivers, clearances, decisions, orders and approvals.

“Permitted Liens” means (a) any Liens for Taxes or other governmental charges (i) not yet due and payable, (ii) the amount or validity of which is being contested in good faith or (iii) for which appropriate reserves have been established or funds are otherwise be available in accordance with GAAP, (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, workmen’s, landlords’ or other similar Liens (i) the amount or validity of which is being contested in good faith and for which appropriate reserves have been established or funds are otherwise available in accordance with GAAP or (ii) that are filed or otherwise apply in the ordinary course of business and the responsibility of which is a tenant under a Facility Lease, (c) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (d) Liens that do not, individually or in the aggregate, materially impair the current use or operation of the property to which they relate or the conduct of the business of the Company and the Company Subsidiaries as conducted on the date of this Agreement, (e) statutory Liens arising by operation of Law with respect to a liability incurred in the ordinary course of business and which is not yet due and payable or which is being contested in good faith, and (f) immaterial easements, rights of way or other similar matters or restrictions or exclusions that would be shown by a current title report or other similar report.

“Person” means an individual, corporation, limited liability company, partnership, association, trust or other entity.

“Preferred Certificate” has the meaning set forth in Section 1.6(f).

“Preferred Book-Entry Shares” has the meaning set forth in Section 1.6(f).

“Preferred Stock Consideration” means the amount of $25.00 in cash plus all accumulated and unpaid dividends to, but not including, the Closing Date, per share of Company Preferred Stock, subject to adjustment pursuant to Section 1.8.

“Prior Merger Agreement” means that Amended and Restated Agreement and Plan of Merger, dated as of August 15, 2021, by and among Equity Commonwealth, EQC Maple Industrial LLC and the Company.

“Property Management Contract” has the meaning set forth in Section 3.15(e).

“Property Transfer Contract” has the meaning set forth in Section 3.15(d).

“Proxy Statement” has the meaning set forth in Section 6.1(a).

“Qualified REIT Subsidiary” has the meaning set forth in Section 3.6.

“Qualifying REIT Income” has the meaning set forth in Section 8.3(g).

“Recommendation Withdrawal” has the meaning set forth in Section 6.3(c).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment, including abandonment or discarding of barrels, containers, and other closed receptacles containing any Hazardous Substance.

“REIT” means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

“REIT Qualifying Dividends” has the meaning set forth in Section 5.1(b)(ii).

“Replacement Financing” has the meaning set forth in Section 6.20(d).

“Representatives” means, with respect to any party, such party’s officers, directors, trustees and employees and any advisors, attorneys, consultants or other representatives (acting in such capacity) of such party.

“Requisite Stockholder Vote” has the meaning set forth in Section 3.2(a).

“Restricted Stock Award” means a restricted stock award in respect of a Company Common Share granted under any of the Incentive Plans or otherwise.

“Sales Activities” has the meaning set forth in Section 6.18(a).

“Sarbanes-Oxley Act” has the meaning set forth in Section 3.7(a).

“SDAT” has the meaning set forth in Section 1.2(b).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Significant Subsidiary” means any Company Subsidiary that qualifies as a “Significant Subsidiary” under Item 1.02(a)(w) of Regulation S-X of the SEC.

“Subsidiary” of any Person means any corporation, partnership, joint venture, limited liability company, trust, estate or other Person of which (or in which), directly or indirectly, more than 50% of (a) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency), (b) the interest in the capital or profits of such partnership, joint venture or limited liability company or other Person or (c) the beneficial interest in such trust or estate, is at the time owned by such first Person, or by such first Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries.

“Superior Proposal” has the meaning set forth in Section 6.3(h).

“Support Agreements” has the meaning set forth in the recitals hereto.

“Surviving Entity” has the meaning set forth in Section 1.1.

“Takeover Proposal” has the meaning set forth in Section 6.3(h).

“Takeover Statute” has the meaning set forth in Section 3.24.

“Tax” means any and all taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Taxing Authority, including any income, gross receipts, franchise, sales, use, ad valorem, property, payroll, withholding, excise, severance, transfer, employment, estimated, alternative or add-on minimum, value added, stamp, occupation, premium, environmental or windfall profits taxes, together with any interest and any penalties (including penalties for failure to file or late filing of any return, report or other filing, and any interest in respect of such penalties and additions, additions to tax or additional amounts imposed by any and all federal, state, local, foreign or other Taxing Authority).

“Taxable REIT Subsidiary” has the meaning set forth in Section 3.6.

“Tax Return” means any statement, report, return, information return or claim for refund relating to Taxes and filed with any Taxing Authority, including any elections, declarations, schedules or attachments thereto, and any amendments thereof.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

“Transfer Taxes” has the meaning set forth in Section 6.17(b).

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

INDUSTRIAL LOGISTICS PROPERTIES TRUST

By:	/s/ John G. Murray
	Name:	John G. Murray
	Title:	President and Chief Executive Officer

MAPLE DELAWARE MERGER SUB LLC

By:	/s/ John G. Murray
	Name:	John G. Murray
	Title:	President and Chief Executive Officer

MONMOUTH REAL ESTATE INVESTMENT CORPORATION

By:	/s/ Michael P. Landy
	Name:	Michael P. Landy
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]